/22

07026200

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ultra Uranium Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 27 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 01669

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/23/07

82-1669

RECEIVED
2007 AUG 22 A 4:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-06

ULTRA URANIUM CORP.

(formerly Buck Lake Ventures Ltd.)

REPORT AND FINANCIAL STATEMENTS

December 31, 2006 and 2005

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Ultra Uranium Corp.
(formerly Buck Lake Ventures Ltd.)

We have audited the balance sheets of Ultra Uranium Corp. (formerly Buck Lake Ventures Ltd.) as at December 31, 2006 and 2005 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 18, 2007, except as to Note 4(d) which is as
of April 20, 2007

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

ULTRA URANIUM CORP.
(formerly Buck Lake Ventures Ltd.)
BALANCE SHEETS
December 31, 2006 and 2005

ASSETS	2006	(Restated – Note 14) 2005
Current		
Cash – Note 7	$ 311,740	$ 235
Share subscriptions receivable – Note 7	100,000	-
GST receivable	37,675	9,584
Marketable securities (market value: $30,000; 2005: $28,000) – Note 9	6,000	8,000
Prepaid expenses	7,373	18,816
	462,788	36,635
Equipment – Note 3	9,143	11,663
Resource properties – Notes 4, 9 and 12 and Schedule 1	1,628,424	1,490,245
	$ 2,100,355	$ 1,538,543

LIABILITIES

Current		
Accounts payable and accrued liabilities	$ 635,105	$ 936,901
Due to related parties – Note 9	185,507	836,365
Advances payable – Note 5	-	10,048
Loans payable – Note 6	11,246	77,107
	831,858	1,860,421

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Notes 7, 11 and 12	8,228,654	6,498,622
Share subscriptions received – Note 7	326,000	-
Contributed surplus – Note 7	682,262	262,775
Deficit	(7,968,419)	(7,083,275)
	1,268,497	(321,878)
	$ 2,100,355	$ 1,538,543

Nature and Continuance of Operations – Note 1
Commitments – Notes 4, 7, 11 and 12
Subsequent Events – Notes 4, 7 and 12

APPROVED BY THE DIRECTORS:

"Raymond Roland" Director
Raymond Roland

"Douglas Brooks" Director
Douglas Brooks

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
(formerly Buck Lake Ventures Ltd.)
STATEMENTS OF LOSS AND DEFICIT
for the years ended December 31, 2006 and 2005

	2006	(Restated – Note 14) 2005
General and administrative expenses		
Accounting and audit fees	$ 23,069	$ 27,560
Amortization	2,520	3,249
Bank charges and interest – Note 9	31,577	69,183
Consulting fees – Note 9	81,750	72,000
Filing fees	13,063	6,395
Legal fees	123,386	89,658
Management fees – Note 9	30,000	30,000
Office services and expenses – Note 9	67,840	20,056
Promotion and travel – Note 9	8,740	5,031
Rent	42,000	42,000
Shareholder communications fees – Note 9	25,994	14,865
Stock-based compensation – Note 7	411,987	-
Transfer agent	8,959	4,443
Loss before other items	(870,885)	(384,440)
Other items:		
Gain on sale of marketable securities	5,300	-
Impairment of resource properties – Note 4 and Schedule 1	(32,886)	-
Property investigation costs	-	(3,550)
Write-off of advances payable – Note 5	13,327	-
Net loss for the year	(885,144)	(387,990)
Deficit, beginning of year, as previously reported	(7,058,048)	(6,695,285)
Prior period restatement – Note 14	(25,227)	-
Deficit, beginning of the year, as restated	(7,083,275)	(6,695,285)
Deficit, end of year	$ (7,968,419)	$ (7,083,275)
Basic and diluted loss per share	$ (0.11)	$ (0.08)
Weighted average number of shares outstanding	8,023,114	4,683,662

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
(formerly Buck Lake Ventures Ltd.)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006 and 2005

	2006	(Restated – Note 14) 2005
Operating Activities		
Net loss for the year	$ (885,144)	$ (387,990)
Add (deduct) items not affecting cash:		
Amortization	2,520	3,249
Stock-based compensation	411,987	-
Gain on sale of marketable securities	(5,300)	-
Impairment of resource properties	32,886	-
Write-off of advances payable	(13,327)	-
	(456,378)	(384,741)
Changes in non-cash working capital items related to operations:		
GST receivable	(28,091)	27,174
Prepaid expenses	11,443	6,112
Accounts payable and accrued liabilities	(301,796)	317,225
Cash used in operating activities	(774,822)	(34,230)
Investing Activities		
Proceeds on disposal of marketable securities	7,300	-
Resource property acquisition costs	(10,000)	(88,340)
Deferred exploration costs	(149,815)	(97,890)
Cash used in investing activities	(152,515)	(186,230)
Financing Activities		
Common shares issued (net of issue costs)	1,726,282	-
Share subscriptions received	(100,000)	-
Share subscriptions received	326,000	-
Increase (decrease) in due to related parties	(650,858)	208,011
Increase in advances payable	3,279	1,814
Increase (decrease) in loans payable	(65,861)	9,680
Cash provided by financing activities	1,238,842	219,505
Increase (decrease) in cash during the year	311,505	(955)
Cash, beginning of the year	235	1,190
Cash, end of the year	$ 311,740	$ 235
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.

Schedule 1

(formerly Buck Lake Ventures Ltd.)

SCHEDULE OF RESOURCE PROPERTY COSTS

for the years ended December 31, 2006 and 2005

	Year ended December 31, 2005 (Restated – Note 14)					
	Buck Lake Claims	East Dog River Claims	Mirage Lake Claims	Gwyn Lake Claims	Kalnica-Selec Claims	Total
Acquisition costs						
Balance, beginning	$ 231,500	$ 12,500	$ 12,500	$ 22,600	$ -	$ 279,100
Cash	10,000	-	-	-	3,341	13,341
Fees	-	-	-	-	75,000	75,000
Shares	7,000	-	-	-	-	7,000
Balance ending	248,500	12,500	12,500	22,600	78,341	374,441
Deferred exploration costs						
Balance, beginning	929,338	12,590	$ 23,160	$ 52,828	$ -	$ 1,017,916
Field costs	62	-	-	1,000	18,710	19,772
Geological consulting – Note 9	1,400	4,597	4,597	36,582	30,940	78,116
Balance ending	930,800	17,187	27,757	90,410	49,650	1,115,804
Total	$ 1,179,300	$ 29,687	$ 40,257	$ 113,010	$ 127,991	$ 1,490,245

	Year ended December 31, 2006					
	Buck Lake Claims	East Dog River Claims	Mirage Lake Claims	Gwyn Lake Claims	Kalnica-Selec Claims	Total
Acquisition costs						
Balance, beginning	$ 248,500	$ 12,500	$ 12,500	$ 22,600	$ 78,341	$ 374,441
Cash	10,000	-	-	-	3,750	13,750
Shares	7,500	-	-	3,750	-	11,250
Balance ending	266,000	12,500	12,500	26,350	82,091	399,441
Deferred exploration costs						
Balance, beginning	930,800	17,187	27,757	90,410	49,650	1,115,804
Field costs	-	-	-	91	123,390	123,481
Geological consulting	-	3,200	2,400	9,250	7,734	22,584
	930,800	20,387	30,157	99,751	180,774	1,261,869
Impairment	-	(32,886)	-	-	-	(32,886)
Total	$ 1,196,800	$ 1	$ 42,657	$ 126,101	$ 262,865	$ 1,628,424

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is an exploration stage public company listed for trading on the TSX Venture Exchange ("TSX") and is in the process of exploring resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy expenditure requirements under property acquisition agreements to complete their development, and future profitable production or proceeds from the disposition thereof.

The Company was incorporated pursuant to the British Columbia Company Act on January 1, 1987.

During the year ended December 31, 2006, the Company consolidated its share capital on the basis of one new share for every five shares outstanding and changed its name to Ultra Uranium Corp.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2006, the Company had not yet achieved profitable operations, has a working capital deficiency of $369,070 and has accumulated losses of $7,968,419 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

a) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

b) Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

Additions during the year are amortized at one-half the rate.

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Stock-based Compensation

The fair value of share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Note 2 Summary of Significant Accounting Policies – (cont'd)

d) Stock-based Compensation – (cont'd)

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

e) Flow-through Shares

Under the terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares. In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

f) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At December 31, 2006, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

i) Financial Instruments

The carrying values of cash, marketable securities, accounts payable and accrued liabilities, due to related parties, advances payable, and loans payable approximate fair values because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

j) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in the statements of operations.

Note 3 Equipment

	2006		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 8,934	$ 7,631	$ 1,303
Furniture and fixtures	16,585	11,695	4,890
Office equipment	10,000	7,050	2,950
	$ 35,519	$ 26,376	$ 9,143

Note 3 Equipment – (cont'd)

	2005		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 8,934	$ 7,071	$ 1,863
Furniture and fixtures	16,585	10,471	6,114
Office equipment	10,000	6,314	3,686
	$ 35,519	$ 23,856	$ 11,663

Note 4 Resource Properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing. However, this should not be construed as a guarantee to title. The properties may be subject to prior claims, agreements or transfer and rights of ownership may have undetected defects.

Canada

a) Buck Lake Claims

By an option agreement dated March 17, 1998, and amended February 3, 1999, October 8, 2003, January 21, 2005 and December 22, 2006, the Company has the option to earn a 100% interest in the Buck Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 576,664 common shares, a minimum of $150,000 in exploration expenditures (incurred) and property payments as follows:

Common Shares:

i) 33,332 (pre-consolidation) common shares at completion of a first phase exploration program (issued);

ii) 150,000 (pre-consolidation) common shares upon TSX approval of October 8, 2003 amending agreement (issued);

iii) 100,000 (pre-consolidation) common shares upon TSX approval of January 21, 2005 amending agreement (issued);

iv) 100,000 (pre-consolidation) common shares by January 31, 2006 (issued);

v) 16,666 (pre-consolidation) common shares when a second phase exploration program is completed and a technical report recommending a third phase of exploration work is accepted for filing by the TSX;

Note 4 Resource Properties – (cont'd)

Canada – (cont'd)

a) Buck Lake Claims – (cont'd)

Common Shares – (cont'd)

vi) 16,666 (pre-consolidation) common shares when a third phase exploration program is completed and a technical report recommending a fourth phase of exploration work is accepted for filing by the TSX.

vii) 160,000 (post-consolidation) common shares in lieu of cash payment of $150,000 due January 31, 2007 (issued subsequent to December 31, 2006).

Cash Payments:

i) $65,000 by November 30, 2001 (paid);
ii) $35,000 by November 30, 2002 (paid);
iii) $20,000 by January 2, 2004 (paid);
iv) $10,000 by January 26, 2005 (paid);
v) $10,000 by January 31, 2006 (paid); and

The agreement is subject to a 2.5% net smelter return royalty. One-half of this royalty may be purchased at any time for $500,000.

b) East Dog River Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the East Dog River claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of the Company valued at $7,500. The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000. These claims have been written down to $1, the estimated recoverable amount.

c) Mirage Lake Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the Mirage Lake claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of the Company valued at $7,500. The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

Note 4 Resource Properties – (cont'd)

Canada – (cont'd)

d) Gwyn Lake Claims

By an option agreement dated June 16, 2003, and amended September 1, 2005 and April 20, 2007, the Company has the option to earn a 100% interest in the Gwyn Lake claims located in the Thunder Bay Mining District of Ontario. Consideration is the issue of 150,000 pre-consolidation common shares and 80,000 post-consolidation common shares, cash of $75,000, and by incurring a minimum of $150,000 in exploration expenditures as follows:

Common Shares (Pre-consolidation):

20,000 upon TSX approval of the options agreement (issued);
30,000 by September 30, 2003 (issued);
50,000 by September 30, 2004 (issued);
50,000 per September 1, 2005 amendment (issued); and
80,000 (post-consolidation) by April 30, 2007.

230,000

Cash Payments:

$ 5,000 by September 1, 2003 (paid);
5,000 by September 1, 2004 (paid);
10,000 by April 20, 2007;
10,000 by September 1, 2008; and
45,000 by September 1, 2009.

$ 75,000

Exploration Expenditures:

The Company must incur a minimum of $80,000 in exploration expenditures by December 2, 2007.

The agreement is subject to a 1% net smelter return royalty. Half of the net smelter return royalty may be purchased at any time for $500,000.

Note 4 Resource Properties – (cont'd)

Slovakia

Kalnica-Selec Claims

By an agreement dated June 28, 2005 with the Slovak government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company is required to, and is in the process of establishing a subsidiary in Slovakia to hold the claims, which are valid for a period of four years.

The Company is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

- SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341);
- 87,000 by September 22, 2006 (paid subsequent to December 31, 2006, Canadian equivalent $3,750);
- 87,000 by September 22, 2007; and
- 87,000 by September 22, 2008.

SKK 348,000

By an agreement dated October 1, 2005, the Company granted a private company a royalty (net of taxes to the Slovakian government) ranging from $2 per pound to over $5 per pound, depending on the selling price of uranium. The Company also paid the private company $75,000 for its services to identify this project.

Note 5 Advances Payable

The advances payable were unsecured, bear interest at 1% per month and had no specific terms for repayment. These amounts were written off during the year ended December 31, 2006.

Note 6 Loans Payable

	2006	2005
Loan payable, unsecured, with interest at 2% per annum and payable on demand.	$ 10,000	$ 9,680
Loan payable, unsecured, with interest at 10% per annum and payable on demand.	1,246	3,427
Loan payable, unsecured, with interest at prime plus 2% per annum and payable on demand.	-	64,000
	$ 11,246	$ 77,107

Note 7 Share Capital – Notes 11 and 12

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

		Number	Amount
Balance, December 31, 2004		23,318,311	$ 6,491,622
Issued for resource properties	- at $0.07	100,000	7,000
Balance, December 31, 2005		23,418,311	6,498,622
Issued for resource properties	- at $0.08	150,000	11,250
Shares returned to treasury (escrow)		(250,000)	(7,500)
Consolidation on 1:5 basis		(18,654,649)	-
Issued for cash			
Pursuant to private placements	- at $0.25	7,620,000	1,905,000
Share issue costs		-	(182,718)
Pursuant to exercise of options	- at $0.40	10,000	4,000
Balance, December 31, 2006		12,293,662	$ 8,228,654

c) Share Subscriptions:

As at December 31, 2006, share subscriptions of $326,000 had been received with respect to a private placement which closed subsequent to December 31, 2006 (Note 12(a)).

During the year ended December 31, 2006, the Company issued 400,000 common shares at $0.25 per share. The proceeds for this subscription were received subsequent to December 31, 2006.

d) Escrow:

As at December 31, 2005, 250,000 common shares were held in escrow. During the year ended December 31, 2006, these shares were cancelled and returned to treasury.

Note 7 Share Capital – Notes 11 and 12 – (cont'd)

e) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant, and unless otherwise stated fully vest when granted. A summary of the stock option plan is as follows:

	2006		2005	
	Share Purchase Options	Weighted Average Exercise Price	Share Purchase Options	Weighted Average Exercise Price
Balance outstanding, beginning of year	1,671,831	$0.13	1,751,831	$0.13
Granted	1,218,366	$0.40	-	-
Cancelled	(1,671,831)	$0.13	(80,000)	$0.13
Exercised	(10,000)	$0.40	-	-
Balance outstanding and exercisable at end of year	1,208,366	$0.40	1,671,831	$0.13

Details of share purchase options outstanding at December 31, 2006 are as follows:

Number of Shares	Exercise Price	Expiry Date
486,300	$0.40	June 2, 2008
722,066	$0.40	October 30, 2008
1,208,366		

During the year ended December 31, 2006, stock-based compensation expense of $411,987 was recorded. The value was determined using the Black-Scholes model with the following assumptions were used for the Black-Scholes model:

	2006	2005
Risk-free rate	4.00%	-
Dividend yield	-	-
Expected volatility	131%	-
Weighted average expected option life	2 years	-
Weighted average fair value per option of options granted	$0.34	-

Note 7 Share Capital – Notes 11 and 12 – (cont'd)

e) Commitments – (cont'd)

ii) Share Purchase Warrants

	2006		2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance outstanding, beginning of year	5,720,000	$0.12	9,793,380	$0.12
Expired	(5,720,000)	$0.12	(4,073,380)	$0.12
Issued	7,620,000	$0.33	-	-
Balance outstanding and exercisable at end of year	7,620,000	$0.33	5,720,000	$0.12

Details of share purchase warrants outstanding at December 31, 2006 are as follows:

Number of Shares	Exercise Price	Expiry Date
5,220,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
7,620,000		

Proceeds from the issue of units is allocated to share capital and none is allocated to warrants.

iii) Flow-Through Offering

During the year ended December 31, 2006, the Company issued 500,000 flow-through shares at $0.25 per share for proceeds of $125,000. Subsequent to December 31, 2006, the Company issued 120,000 flow-through shares at $0.25 per share for proceeds of $30,000. The Company is committed to spending the flow-through unit proceeds on exploration and development activities and to renouncing $155,000 of eligible Canadian exploration expenditures to the subscribers of the flow-through shares. The amount will not be available to the Company for future deduction from taxable income. As at December 31, 2006, cash included $100,059 to be used for qualifying exploration expenditures.

Note 8 Income taxes

The Company has accumulated non-capital losses totalling $2,292,421 available to reduce future years' taxable income. These losses expire as follows:

2007	$	296,725
2011		328,286
2012		260,005
2013		310,347
2014		341,095
2015		321,520
2026		434,443
	$	2,292,421

The Company has accumulated Canadian and Foreign Exploration and Development Expenditures totalling $3,887,702 available to reduce future years' taxable income. These expenditures carry forward indefinitely and can be applied to taxable income at various rates.

Significant components of the Company's future tax assets and liabilities, after applying the enacted corporate income tax rates, are as follows:

	2006	(Restated – Note 14) 2005
Exploration and development expenses	$ 770,866	$ 776,343
Non-capital loss carry forwards	782,174	647,877
Share issue costs	49,875	-
Future income tax assets	1,602,915	1,424,220
Less: valuation allowance	(1,602,915)	(1,424,220)
	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely-than-not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

Note 9 Related Party Transactions – Schedule 1

The Company was charged the following amounts by directors and/or officers of the Company and/or by companies with directors or officers in common:

	Year ended December 31, 2006	2005
Consulting fees	$ 36,000	$ 36,000
Deferred exploration costs – geological consulting	-	28,270
Interest	-	14,747
Management fees	-	20,000
Office services and expenses	1,658	-
Promotion and travel	947	1,323
Shareholders communications fees	-	4,683
	$ 38,605	$ 105,023

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2006, marketable securities include common shares of public companies carried at $6,000 (2005: $8,000) having directors in common with the Company.

At December 31, 2006, amounts due to related parties of $185,507 (2005: $836,365) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

Note 10 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

Year ended December 31, 2006

a) the Company issued 100,000 common shares valued at $7,500 as an option payment with respect to the Buck Lake claims.

b) the Company issued 50,000 common shares valued at $3,750 as an option payment with respect to the Gwyn Lake claims.

Year ended December 31, 2005

a) the Company issued 100,000 common shares valued at $7,000 pursuant to the acquisition of resource properties.

Note 11 Commitments

By an agreement dated October 30, 2006, the Company agreed to pay $6,000 per month for a minimum of six months for investor relation services. After six months, the agreement may be terminated upon 30 days' notice. As part of the agreement, the Company granted share purchase options to acquire 150,000 shares at $0.40 per share, which are included in share purchase options outstanding at December 31, 2006.

Note 12 Subsequent Events – Notes 4 and 7

Subsequent to December 31, 2006:

a) The Company issued 2,720,000 units at $0.25 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.335 per share for two years. Finders' fees of $132,600 are payable in cash with respect to the above-noted issuance of the shares issued during the year, $24,369 of this amount is included in accounts payable and accrued liabilities at December 31, 2006.

b) The Company granted share purchase options to directors and officers to acquire up to 1,046,930 common shares at $1.20 per share exercisable to January 10, 2009.

c) The Company issued 2,662,916 common shares at $0.335 per share pursuant to the exercise of share purchase warrants. The Company also issued 466,300 common shares at $0.40 per share pursuant to the exercise of share purchase options.

d) The Company issued 3,000,000 units at $1.20 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at $1.80 per share exercisable to February 1, 2009, subject to an accelerated expiry clause. If the closing price is equal to or greater than $2.80 per share for 10 consecutive days, the Company may give notice to the account holders, in which case the expiry date will be 25 days from notice. The Company paid finders' fees of $100,000 and 82,499 units with the same terms as noted above and will pay $115,350 and 125,833 share purchase warrants entitling the holder to purchase one common share per warrant at $1.45 per share exercisable to February 1, 2009.

e) By an option agreement dated April 16, 2007, the Company has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of the Company and by incurring $2,000,000 in exploration expenditures as follows:

Note 12 Subsequent Events – Notes 4 and 7

e) – (cont'd)

Cash Payments:

	Common Shares	Cash
Upon TSX approval of the options agreement	75,000	$ 50,000
On or before the first anniversary of TSX approval	50,000	50,000
On or before the second anniversary of TSX approval	50,000	50,000
	175,000	$ 150,000

Exploration Expenditures:

The Company must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007.

The Company may delay exploration expenses to be incurred by it by 18 months by making a one-time payment of $100,000 in common shares or cash.

This agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the net smelter return royalty for $500,000.

This agreement is subject to regulatory approval.

Note 13 Comparative Figures

Certain of the comparative figures for the year ended December 31, 2005 have been reclassified in order to be consistent with the current year's presentation.

Note 14 Prior Period Restatement

The financial statements for the year ended December 31, 2005 have been restated to reflect an adjustment to the amount recognized for resource property costs and general and administrative expenses relating to the year ended December 31, 2005 due to unrecorded liabilities totaling $52,352. Accordingly, resource property costs, accounts payable and accrued liabilities, net loss and accumulated deficit have increased. The effect of the correction of the financial statements for the year ended December 31, 2005 is summarized as follows:

Note 14 Prior Period Restatement – (cont'd)

	As Previously Reported	Adjustment	As Restated
Resource property costs	$ 1,463,120	$ 27,125	$ 1,490,245
Accounts payable and accrued liabilities	$ 884,549	$ 52,352	$ 936,801
Deficit	$ (7,058,048)	$ (25,227)	$ (7,083,275)

The amount of the restatement had no effect in reported basic and diluted loss per share.

ULTRA URANIUM CORP.
(Formerly Buck Lake Ventures Ltd.)
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

BACKGROUND

The following discussion and analysis, prepared as of April 27, 2007, should be read together with the audited consolidated financial statements for the years ended December 31, 2006 and 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period and the year ended December 31, 2006 and 2005 is prepared as of, and contains disclosure of material changes occurring up to and including, April 27, 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ultra Uranium Corp. is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "ULU".

On May 11, 2006, the Company changed its name from Buck Lake Ventures Ltd. to Ultra Uranium Corp. and consolidated its capital on a 1:5 basis. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

During the year ended December 31, 2005, the Company acquired the right to explore the Kalnica-Selec uranium property in Slovakia.

The Company is actively seeking to acquire interests in resource exploration properties. In addition to its main property in Slovakia, during the past several years the Company has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

The Company is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration.

MINERAL PROPERTIES

Kalnica-Selec Uranium Project –Slovakia

During fiscal 2005 the Company acquired the Kalnica-Selec Uranium Project located in western Slovakia by filing an application with the Slovakian Government. This application was approved by the Slovakian Government and the Company has received official

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

documentation accepting the Company's application for exploration of the Kalnica-Selec Uranium Project.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's.

The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

By an agreement dated June 29, 2005 with the Slovakian government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company is required to, and has established a subsidiary to hold the claims, which are valid for a period of four years.

The Company is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341)
SKK 87,000 by September 22, 2006 (paid subsequent to December 31, 2006, Canadian equivalent $3,750)
SKK 87,000 by September 22, 2007
SKK 87,000 by September 22, 2008

SKK 348,000

By an agreement dated October 1, 2005, the Company signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, the Company agreed to pay the private company $75,000 for its services to identify and assist with the acquisition of this project. This amount is included in accounts payable at September 30, 2006.

In May, 2006 the Slovakian Government approved the Issuer's application to explore for uranium on the 2,800 hectare property.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work are being checked against all the historic data currently available to the company. Geologists are currently interpreting and translating historic data to identify targets for a 2005 summer work program.

In September 30, 2005 the Company announced that it mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

Results from the 2005 work program show several large near-surface radioactive anomalies throughout the survey area and confirm the presence of near surface uranium mineralization.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

Coincident mapping during the survey confirmed the presence of uranium bearing mineralization in the form of pitchblende and bannerite. The highest radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite which further supports the historic data. The work program also located three old adits further confirming reports of uranium mining occurring from the 1960's to the 1980's.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

The uranium gamma map shows several north-northeast trending anomalies, which exceeds the area's background radiation levels two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south, west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was

Kalnica-Selec Uranium Project –Slovakia– Cont'd

recorded. This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

During fiscal 2006, the Company's consulting geologist completed additional radiometric surveys at Kelnica-Selec in compliance with current exploration expenditure requirements of the Slovak government.

During the year ended December 31, 2006, the Company had expended $123,101 on exploration expenditures.

Subsequent to December 31, 2006:

On January 31, 2007, the Company filed for additional ground immediately adjacent to the Kalnica-Selec property. This additional ground is considered to be highly prospective for additional uranium potential. The new property area has several drill holes that have intersected uranium mineralization.

On February 13, 2007, the Company received a National Instrument 43-101-compliant technical report on the Kalnica-Selec uranium, authored by independent geologist Dr. Bohumil (Boris) Molak, PhD, PGeo (British Columbia), a qualified person under National Instrument 43-101.

The company expects to file a 43-101 report shortly on the Kalnica-Selec property and the Company's geologists are planning an initial drill program of approximately 4,000 metres, consisting of confirmation, fill-in and limited step-out drilling within and outside of the historic grid. The drill program's objective is to confirm historic results and provide new data for a 43-101-compliant uranium resource estimate that, if successful, would add to the historical resource calculations from both existing exploration results that were not included in the prior calculations and extension of mineralized areas.

On April14, 2007, the Company filed for drilling permits on its Kalnica-Selec uranium property in Western Slovakia .

Buck Lake Project Claims – Ontario

HISTORICAL

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two

Buck Lake Project Claims – Ontario – Cont'd

producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of north-western Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area resulted in surface Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

The Company optioned the initial claims from two prospectors. The amended terms of the property agreement include the Company paying to the prospectors $290,000 over five years, issuing to the prospectors 416,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which the Company may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2005, the Company entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued 100,000 common shares to the property optionors; the remaining 100,000 common shares were issued on February 20, 2006.

During the year ended December 31, 2006, the Company expended $10,000 in cash and issued 150,000 common shares on property option payments. There was no exploration expenditure for the period ended December 31, 2006.

Buck Lake Project Claims – Ontario – Cont'd

Subsequent to December 31, 2006:

On January 10, 2007, the Company agreed to exercise its option to purchase a 100-per-cent interest in the Buck Lake platinum, palladium, nickel and copper property. The Buck Lake property is located near North American Palladium Ltd.'s Lac des Iles palladium mine, approximately 100 kilometres northwest of Thunder Bay, Ont., Canada.

On January 24, 2007, The TSX Venture Exchange accepted for filing a mineral property amending agreement dated Dec. 22, 2006, between William J. Richmond, William D. Morehouse (the optionors) and the Company with respect to the acquisition of the Buck Lake property that was originally accepted for filing by the exchange on April 17, 1998, and subsequently extended and accepted for filing on Dec. 10, 2003, and March 2, 2005. The optionors have accepted 160,000 common shares of the issuer in lieu of the final $150,000 cash payment due Jan. 31, 2007.

East Dog River Property – Ontario
HISTORICAL

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

The Company earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During the year ended December 31, 2006, the Company expended $3,200 (2005: $4,597) on exploration expenditures.

Mirage Lake Property– Ontario

HISTORICAL

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the

Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

The Company earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During the year ended December 31, 2006, the Company expended $2,400 (2005: $4,597) on exploration expenditures

Gwyn Lake Gold Property –Ontario

HISTORICAL

On June 16, 2003 the Company entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in North-western Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending sub parallel bands of EM conductors lie coincident with two strong east-northeast trending sub parallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. 50,000 Common shares were issued subsequent to December 31, 2005. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of

Gwyn Lake Gold Property –Ontario – Cont'd

which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

The Company completed its 2 week surface exploration on the Gwyn Lake Gold Property fiscal 2004 and announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending sub parallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Buck Lake is encouraged by the discovery of two gold occurrences within a proven regional Gold Belt. Buck Lake plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

On February 1, 2006 Buck Lake announced that it entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of the Company to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on

Gwyn Lake Gold Property –Ontario – Cont'd

September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and the Company has issued the 50,000 common shares to the property optionor.

During the year ended December 31, 2006, the Company expended $4,541 (2005: $37,582) on exploration expenditures.

Exploration Expenditures

The following schedule presents exploration expenditures incurred by the Company during the ended December 31, 2006 and the years ended December 31, 2005 and 2004:

	Balance December 31, 2004	Additions	Balance December 31, 2005	Additions	Balance, December 31, 2006
Buck Lake Claims					
Acquisition costs					
Cash	$ 120,000	$ 10,000	$ 130,000	$ 10,000	$ 140,000
Shares	34,500	7,000	41,500	7,500	49,000
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts – shares	(23,000)	-	(23,000)	-	(23,000)
	231,500	17,000	248,500	17,500	266,000
Deferred exploration costs					
Assays	45,115	-	45,115	-	45,115
Equipment rental	73,330	-	73,330	-	73,330
Field costs	608,001	62	608,063	-	608,063
Geological consulting	97,983	1,400	99,383	-	99,383
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	929,338	1,462	930,800	-	930,800
	1,160,838	18,462	1,179,300	17,500	1,196,800
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
Less: Impairment	-	-	-	(12,499)	(12,499)
	12,500	-	12,500	(12,499)	1
Deferred exploration costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting	5,690	4,597	10,287	3,200	13,487
Reporting	113	-	113	-	113
	12,590	4,597	17,187	3,200	20,387
Less: Impairment	-	-	-	(20,387)	(20,387)
	12,590	4,597	17,187	(17,187)	-
	25,090	4,597	29,687	(32,886)	1

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

	Balance December 31, 2004	Additions	Balance December 31, 2005	Additions	Balance, December 31, 2006
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	485	-	485	-	485
Field costs	12,326	-	12,326	-	12,326
Geological consulting	9,299	4,597	13,896	2,400	16,296
Reporting	1,050	-	1,050	-	1,050
	23,160	4,597	27,757	2,400	30,157
	35,660	4,597	40,257	2,400	42,657
Gwyn Lake Claims					
Acquisition Costs					
Cash	10,000	-	10,000	-	10,000
Shares	12,600	-	12,600	3,750	16,350
	22,600	-	22,600	3,750	26,350
Deferred exploration costs					
Assays	1,685	-	1,685	-	1,685
Field costs	5,192	1,000	6,192	91	6,283
Geological consulting	45,381	36,582	81,963	9,250	91,213
Reporting	570	-	570	-	570
	52,828	37,582	90,410	9,341	99,751
	75,428	37,582	113,010	13,091	126,101
Kalnica-Selec Claims					
Acquisition costs					
Cash	-	3,341	3,341	3,750	7,091
Account payable-fee	-	75,000	75,000	-	75,000
	-	78,341	78,341	3,750	82,091
Deferred exploration costs					
Field costs	-	18,710	18,710	123,390	142,100
Geological consulting	-	30,940	30,940	7,734	38,674
	-	49,650	49,650	131,124	180,774
	-	52,991	127,991	126,851	254,842
	$ 1,297,016	$ 193,229	$ 1,490,245	$ 138,179	$ 1,628,424

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

SELECTED FINANCIAL INFORMATION

The following table presents selected audited consolidated financial information for the years ended December 31, 2006, 2005 and 2004, and 2003.

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	$	$	$	$
Revenue	-	-	-	-
Net loss	(885,144)	(387,990)*	(690,631)	(437,810)
Basic and diluted loss per share	(0.11)	(0.08)	(0.03)	(0.04)
Total assets	2,100,355	1,538,543	1,382,803	1,329,825

- The financial statements for the year ended December 31, 2005 have been restated to reflect an adjustment to the amount recognized for resource property costs and general and administrative expenses relating to the year ended December 31, 2005 due to unrecorded liabilities totalling $52,352. Accordingly, resource property costs, accounts payable and accrued liabilities, net loss and accumulated deficit have increased. The effect of the correction of the financial statements for the year ended December 31, 2005 is summarized as follows:

	As Previously Reported	Adjustment	As Restated
Resource property costs	$1,463,120	$27,125	$1,490,245
Accounts payable and accrued liabilities	884,549	52,352	936,801
Net Loss	(362,763)	(25,227)	(387,990)
Deficit	$(7,058,048)	(25,227)	$(7,083,275)

For the year ended December 31, 2006 the net loss was $885,144 or $0.011 per share compared to the net loss of $387,990 (Restated) or $0.08 per share (128.14% increase) in the comparable period in 2005. The increase was mainly due a non-cash compensation charge of $411,987, which represents fair value of 1,218,366 stock options granted during the period and the write-down of mineral property of $32,886, with significant increases in filing fees ($6,668), consulting fees ($9,750), legal fees ($33,728) and office services and expenses ($47,784) and decreases in interest of ($37,606) The comparability of the financial results of the year ended in 2005 and 2004 was affected by a non-cash compensation charge of $262,775 recorded by the Company in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004.

RESULTS OF OPERATIONS

Year ended December 31, 2006

The Company incurred a net loss of $885,144 for the year ended December 31, 2006, as compared to a net loss of $387,990 (restated) for the comparable period in 2005. The increase in net loss of $497,154

RESULTS OF OPERATIONS - (Cont'd)

was mainly due to a non-cash compensation charge of $411,987 and the write-down of mineral property of $32,886; consulting fees of $9,750, due to the engagement of three additional consultants to assist with corporate and administrative matters and legal fees of $33.728, due to renegotiating property agreements and arranging corporate financing; office and miscellaneous of $47,784, due to increased office and administrative activities, filing fees of $6,668 due to increased activity with regard to corporate financing; transfer agents fees of $4,516 due to increased activity with regards to share issuances costs and corporate filings and travel and promotion of $4,516, due to attending trade shows, shareholder communication fees of $11,129 with a corresponding decrease in interest payments of $37,606; accounting and audit fees of $4,491 and property investigation costs of $3.550; write-off of advances payable of $13,327, which were unsecured and had no specific terms of repayment and to a gain in marketable securities of $5,300, with the balance of the increases $2,980 spread over the remainder of the expenses.

Three-months ended December 31, 2006

The Company incurred a net loss of $535,060 for the three months ended December 31, 2006, as compared to a net loss of $193,029 for the comparable period in 2005. The increase in net loss of $342,031 was mainly due to a non-cash compensation charge of $341,882.. The company recorded non-cash compensation expense (2005: $Nil), which represents the estimated fair value of stock options granted during the year ended December 31, 2006 and to the write-down of mineral property of $32,886, legal fees of $31,932, due to renegotiating property agreements and arranging corporate financing and office services and expenses of $14,446 with corresponding decreases in consulting fees of $30,160; shareholder communication expenses of $3,370; travel and promotion of $2,533; interest of $7,907; accounting and audit fees of $3,941 and a write-off of advances payable of $13,327, which were unsecured and had no specific terms of repayment and to a gain in marketable securities of $5,300 with the balance of the decrease in expenses totalling $558 spread over the remainder of the expenditures.

REVENUE

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table, excluding other items, identifies the changes in general and administrative expenditures for the years ended December 31, 2006, 2005, 2004 and 2003:

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	$	$	$	$
Accounting, audit and legal	146,455	117,218	117,872	130,650
Increase (decrease) *	24.94	(0.55)	(9.78)	(0.45)
Amortization	2,520	3,249	4,203	5,458
Increase (decrease) *	(22.43)	(22.70)	(23.00)	(22.21)
Interest	31,577	69,183	66,771	105,786
Increase (decrease) *	(54.36)	3.61	(36.88)	138.09
Consulting fees	81,750	72,000	36,000	36,000
Increase (decrease) *	13.54	100.00	-	(4.0)
Filing fees	13,063	6,395	15,979	8,341
Increase (decrease) *	104.27	(59.98)	91.57	124.81
Management fees	30,000	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-
Office services and expenses	67,840	20,056	48,497	32,047
Increase (decrease) *	238.25	(58.64)	51.33	327.86
Promotion and travel	8,740	5,031	15,376	7,896
Increase (decrease) *	73.72	(67.28)	94.73	(87.42)
Rent	42,000	42,000	42,000	42,000
Increase (decrease) *	-	-	-	-
Shareholder communications fees	25,994	14,865	2,603	-
Increase (decrease) *	74.87	471.07	N/A	-
Stock-based compensation	411,987	-	262,775	-
Increase (decrease) *	N/A	N/A	-	-
Transfer agent	8,959	4,683	6,725	3,698
Increase (decrease) *	91.31	(30.36)	81.86	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Year ended December 31,							
	2006				2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(80,127)	(197,261)	(72,696)	(535,060)	(77,685)	(56,012)	(61,264)	(193,029)*
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.08)	(0.01)	(0.01)	(0.01)	(0.03)

* Restated as at December 31, 2006 (Refer to above note under "Selected Financial Information")

The net loss in the second quarter of 2006 and in the fourth quarter of 2006 increased by approximately 252% and 177% compared to the same quarters in 2005 primarily due to non-cash compensation cost.

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

LIQUIDITY AND CAPITAL RESOURCES

At December 31 2006, the Company had a working capital deficiency of $369,070 (2005: $1,823,786).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At December 31, 2006, the Company held cash on hand of $311,740 (2005: $235) and liabilities totalled $831,858 (2005: $1,860,421).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized: 99,750,000 common shares without par value.
(b) Issued:

		Number		Amount
Balance, November 30, 2003		17,518,311		5,961,773
Issued for resource properties	- at $0.20	30,000		6,000
	- at $0.06	50,000		3,000
Issued for services				
Pursuant to private placement	- at $0.10	258,491		25,849
Issued for cash				
Pursuant to private placements	- at $0.10	5,241,509		524,151
Finders fees		220,000		-
Less: issue costs		-		(29,151)
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005 and March 31, 2006		23,418,311	$	6,498,622
Issued for resource properties	- at $0.08	150,000		11,250
Shares returned to treasury (escrow)		(250,000)		(7,500)
Sub-total		**23,318,311**		**6,502,372**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,662**	**$**	**6,502,372**
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000		1,905,000
Pursuant to exercise of options	- at $0.40	10,000		4,000
Share issue costs		-		(182,718)
Balance, December 31, 2006		12,293,662	$	8,228,654

Share Capital – (Cont'd)

c) Private placements

i) On April 18, 2006 the Company announced a private placement financing of up to $300,000 comprised of up to 1,200,000 post-consolidation units at $0.25 per unit. Each unit will consist of one post-consolidation common share and one share purchase warrant entitling the holder to purchase one additional post-consolidation common share for $0.335 per share for a two year period.

The private placement has been accepted for filing by the TSX Venture Exchange.

ii) $1.8-million unit private placement repriced to $2.4- million

On April 18, 2006, the Company announced, subject to shareholder and regulatory approval, to reprice the $1.8-million private placement announced on February 28, 2006, by increasing it to $0.25 per unit and increasing the warrant exercise price to $0.335 per share as follows:

The revised private placement subject to regulatory approval (approved on May 11, 2006) of a 1:5 share consolidation and coincident name change comprises financing of up to $2.4-million comprising up to 9.6 million post consolidation units at $0.25 cents per unit. Each post consolidation unit consists of one post consolidation common share and one transferable warrant entitling the holder to purchase one additional post consolidation share for $0.335cents per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finders' fees may be payable on a portion of the financing in cash.

On June 6, 2006, the Company completed its first tranch of $1,305,000 of the $2.4 million private placement and issued 5,220,000 shares at $0.25 per share. The securities are restricted from trading until October 9, 2006. 100,000 Shares are flow-through shares. A finders' fee totaling $73,350 has been paid with respect to 3,912,000 shares and the Company expects to close the remaining $980,000 in due course.

On October 30, 2006, the Company completed an additional $500,000 of its $2.4-million private placement. The company has issued two million units of its securities at 25 cents per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of 33.5 cents per share. The securities are restricted from trading until Feb. 28, 2007.

On November 21, 2006, the Company completed a $100,000 of its $300,000 private placement announced on April 18, 2006. The company has issued 400,000 units of its securities at 25 cents per unit, each unit consisting of one common share and one two-year transferable share purchase warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of 32.5 cents per share. The securities are restricted from trading until March 16, 2007. A finder's fee in the amount of $1,875 has been paid with respect to 100,000 units.

Share Capital – (Cont'd)

d) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of December 31 2006, and 2005 and the changes during the period then ended is as follows:

	2006		2005	
	Share Purchase Options	Weighted Average Exercise Price	Share Purchase Options	Weighted Average Exercise Price
Balance outstanding, beginning of year	1,671,831	$0.13	1,751,831	$0.13
Granted	1,218,366	$0.40	-	-
Exercised	(10,000)	$0.40		
(Cancelled)	(1,671,831)	$0.13	(80,000)	$0.13
Balance outstanding and exercisable at end of year	1,208,366	$0.40	1,671,831	$0.13

At December 31, 2006, the Company had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
486,300	$0.40	June 2, 2008
722,066	$0.40	October 30, 2008
1,208,366		

During the year ended December 31, 2006, stock-based compensation expense of $411,987 was recorded. There are no stock options granted during the year ended December 31, 2005.

Share Capital – (Cont'd)

The following assumptions were used for the Black-Scholes model:

	2006	2005
Risk-free rate	4.00%	-
Dividend yield	-	-
Expected volatility	131%	-
Weighted average expected option life	2 years	-
Weighted average fair value per option of options granted	$0.34	-

Share Purchase Warrants

At December 31, 2006, the following warrants were outstanding:

	2006		2005	
	Number	Exercise Price	Number	Exercise Price
Balance outstanding, beginning of year	5,720,000	$0.12	9,793,380	$0.12
Issued	7,620,000	$0.33	-	-
(Expired)	(5,720,000)	$0.12	(4,073,380)	$0.12
Balance outstanding and exercisable at end of year	7,620,000	$0.33	5,720,000	$0.12

Details of share purchase warrants outstanding at December 31, 2006 are as follows:

Number of Shares	Exercise Price	Expiry Date
5,220,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
7,620,000		

Share Capital – (Cont'd)

Flow-Through Offering

During the year ended December 31, 2006, the Company issued 500,000 flow-through shares at $0.25 per share for proceeds of $125,000. Subsequent to December 31, 2006, the Company issued 120,000 flow-through shares at $0.25 per share for proceeds of $30,000. The Company is committed to spending the flow-through unit proceeds on exploration and development activities and to renouncing $155,000 of eligible Canadian exploration expenditures to the subscribers of the flow-through shares. The amount will be available to the Company for future deductions from taxable income.

RELATED PARTY TRANSACTIONS

The company was charged the following amounts by directors of the company or companies with directors in common:

	Year ended December 31, 2006	2005
Consulting fees	$ 36,000	$ 36,000
Deferred exploration costs		
– geological consulting	-	28,270
Interest	-	14,747
Management fees	-	20,000
Office services and expenses	1,658	-
Promotion and travel	947	1,323
Shareholders communications fees	-	4,683
	$ 38,605	$ 105,023

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2006, marketable securities include $6,000 (2005: $8,000) in common shares of public companies with common directors.

At December 31, 2006, amounts due to related parties include $185,507 (2005: $836,365) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

OUTSTANDING SHARE DATA

As at April 27, 2007 the Company had authorized share capital of 99,750,000 without a par value. Shares outstanding as at April 27, 2007 totalled 21,385,379 shares, granted options to directors and employees totalling 1,558,996 shares at a weighted average exercise price of $0.40 per share and had 10,885,416 warrants outstanding at a weighted average exercise price of $0.335 per share.

COMMITMENTS

On October 30, 2006, The Company retained First Canadian Capital Corp. as a consultant to provide strategic marketing and corporate communications. Under the terms of the agreement, the Company will pay First Canadian $6,000 per month for a six-month initial term and grant 150,000 stock options at an exercise price of 40 cents. First Canadian will assist the Company in opening productive and continuing dialogue with private investors, analysts, brokers, money managers and other financial professionals.

SUBSEQUENT EVENTS

a) On January 10, 2007, the Company agreed to exercise its option to purchase a 100-per-cent interest in the Buck Lake platinum, palladium, nickel and copper property. The Buck Lake property is located near North American Palladium Ltd.'s Lac des Iles palladium mine, approximately 100 kilometres northwest of Thunder Bay, Ont., Canada.

b) On January 10, 2007, the Company announced that it has completed the balance of $480,000 of its $2.4-million private placement and the balance of $200,000 of its $300,000 private placement by issuing 1,920,000 million and 800,000 units at $0.25 per unit respectively. Each unit consists of one common share and one two-year transferable share purchase warrant exercisable at $0.335 per share. Finders' fees of $132,600 are payable in cash with respect to the above noted issuance of the shares issued during the year ($97,719 is included in accounts and accrued liabilities as at December 31, 2006) These securities are restricted from trading until May 3, 2007

SUBSEQUENT EVENTS – (Cont'd)

c) On January 10, 2007, the Company granted incentive stock options on 1,046,930 shares of the company's capital stock, exercisable up to two years at a price of $1.20 per share, which price is not lower than the last closing price of the company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the company's stock option plan and will be subject to applicable regulatory hold periods.

d) The Company issued 2,662,916 common shares at $0.335 per share pursuant to the exercise of share purchase warrants. The Company also issued 466,300 common shares at $0.40 per share pursuant to the exercise of options.

e) On January 24, 2007, The TSX Venture Exchange accepted for filing a mineral property amending agreement dated Dec. 22, 2006, between William J. Richmond, William D. Morehouse (the optionors) and the Company with respect to the acquisition of the Buck Lake property that was originally accepted for filing by the exchange on April 17, 1998, and subsequently extended and accepted for filing on Dec. 10, 2003, and March 2, 2005. The optionors have accepted 160,000 common shares (issued on March 19, 2007) of the issuer in lieu of the final $150,000 cash payment due Jan. 31, 2007.

f) On February 2, 2007, the Company completed its $3-million private placement. The company will issue 3.6 million units of its securities at $1.20 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of $1.80 per share. The warrants are subject to an accelerated expiry, wherein the expiry period of the warrants may be reduced, upon notice to holders and at the election of the company, if the closing price of the shares is equal to or greater than $2.80 per share for 10 consecutive trading days after any applicable hold periods. If this condition is met and the company so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the company to the warrant holders. The securities are restricted from trading until June 2, 2007. In connection with the private placement the company is issuing 49,499 units and 125,833 warrants in finder's fees which securities are also restricted from trading until June 2, 2007

g) On April 16, 2007, the Company entered into an option agreement to acquire a 65-per-cent interest in the Orbit uranium project located 10 kilometres west of Uranium City, Sask. Upon earning a 65-per-cent interest in the Orbit uranium project, the Company will then have the right to acquire a 65-per-cent interest in the Crackingstone uranium project. To earn a 65-per-cent interest in the Orbit uranium project, the Company will pay a total of $150,000 cash, issue 175,000 common shares and complete $2-million in exploration expenditures over three years. Exploration expenditures of a minimum $300,000 are to occur in the first year. Upon the Company earning a 65-per-cent interest in the Orbit uranium property, a joint venture agreement will be formed between the Company and the vendors with the parties contributing to exploration and development in their respective interests. The Company will be the operator and has a right of first refusal on the vendors' remaining 35 per cent. Upon the Company earning a 65-per-cent interest in the Orbit uranium project, it will have the right to acquire a

SUBSEQUENT EVENTS – (Cont'd)

65-per-cent interest in the vendors' Crackingstone uranium project adjacent to the Orbit uranium project.

To acquire that interest, the Company will either incur three times the amount of exploration and development expenditures incurred by the vendors on the Crackingstone uranium project within four years or incur a combination of exploration and development expenses and payments in shares and/or cash (at the Company's option) to the vendors for an equivalent amount. The Company's right to earn into the Crackingstone uranium project is exercisable for a period of one year after the latest date for the Company to earn its interest in the Orbit uranium project.
This agreement is subject to regulatory approval

h) On April 26, 2007, the Company announced that it has agreed to acquire Xyquest Mining Corp.'s ("Xyquest") uranium property acquisition program for two European nations.

Xyquest has been developing uranium-based corporate opportunities in Europe for more than three years identifying existing uranium properties that have been extensively explored and developed. Property areas include former producing mines with reported existing historical uranium. All of the properties have near-term uranium production potential.

The Company and Xyquest will immediately file for exploration and development rights for seven separate property areas.

The seven application areas have been targeted based on historical reports and information that suggest that in excess of 22 million pounds of uranium remain on the properties with potential to host additional uranium resources. Some of the property areas are past uranium producers. There is no assurance any of the applications will result in the granting of rights to explore or mine a property. None of the historical information complies with National Instrument 43-101 standards and should not be relied upon.

If uranium exploration and development rights are granted, the Company may issue varying amounts of shares up to two million common shares for each of the property areas for a 100-per-cent interest. A maximum of 5.6 million common shares will be issued for the identified properties. The Company has the right to issue a lesser number of shares for a smaller interest in any particular property. The Company will make a one-time payment of $283,000 to Xyquest Mining Corp. on TSX Venture Exchange acceptance for filing of the agreement. Xyquest retains marketing rights to the uranium on standard industry terms and a graduating royalty based on grade and achieved uranium sale price.

Xyquest is owned by Anthony Beruschi, LLB, BSc. Mr. Beruschi was instrumental in the Company's acquisition of the Kalnica-Selec uranium property in Slovakia.

The agreement is subject to acceptance for filing by the TSX Venture Exchange.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1669

Date and Time: May 11, 2007 03:04 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**May 11, 2007 03:04 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on May 11, 2007 03:04 PM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0225795

Name of Company:
ULTRA URANIUM CORP.

RECEIVED

ALTERATION EFFECTIVE DATE:
The alteration is to take effect at the time that this application is filed with the Registrar.

PRE-EXISTING COMPANY PROVISIONS
The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

82-1669

Date and Time: July 3, 2007 04:36 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **July 3, 2007 04:36 PM Pacific Time**

Incorporation Number:
BC0225795

Name of Company:
ULTRA URANIUM CORP.

Date of Change of Directors

May 31, 2007

New Director(s)

Last Name, First Name, Middle Name:
KENWOOD, STEPHEN

Mailing Address:
13629 MARINE DRIVE
WHITE ROCK BC V4B 1A3
CANADA

Delivery Address:
13629 MARINE DRIVE
WHITE ROCK BC V4B 1A3
CANADA

Director(s) as at May 31, 2007

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
KENWOOD, STEPHEN

Mailing Address:
13629 MARINE DRIVE
WHITE ROCK BC V4B 1A3
CANADA

Delivery Address:
13629 MARINE DRIVE
WHITE ROCK BC V4B 1A3
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

82-1664

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
May 11, 2007

This Notice of Articles was issued by the Registrar on: May 11, 2007 03:04 PM Pacific Time

Incorporation Number: **BC0225795**

Recognition Date: Incorporated on February 2, 1981

NOTICE OF ARTICLES

Name of Company:

ULTRA URANIUM CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

82-1669

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
July 3, 2007

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: July 3, 2007 04:36 PM Pacific Time

Incorporation Number: **BC0225795**

Recognition Date: Incorporated on February 2, 1981

NOTICE OF ARTICLES

Name of Company:

ULTRA URANIUM CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
KENWOOD, STEPHEN

Mailing Address:
13629 MARINE DRIVE
WHITE ROCK BC V4B 1A3
CANADA

Delivery Address:
13629 MARINE DRIVE
WHITE ROCK BC V4B 1A3
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

82-1669

ULTRA URANIUM CORP.
501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Ultra Uranium Corp. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	90388K 10 8
2	Meeting Type	:	Annual General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	May 31, 2007
5	Record Date for Notice	:	April 26, 2007
6	Record Date for Voting	:	April 26, 2007
7	Beneficial Ownership Determination Date	:	April 26, 2007
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

DATED AT VANCOUVER, BRITISH COLUMBIA, this 27th day of March, 2007.

Sincerely,

ULTRA URANIUM CORP.

PER: ***"Raymond Roland"***

RAYMOND ROLAND
President

82-1664

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ULTRA URANIUM CORP.

(formerly Buck Lake Ventures Ltd.) (the "Company")

TO BE HELD AT SUITE 501, 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA

ON THURSDAY, MAY 31, 2007 AT 11:00 AM (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Raymond Roland, a Director of the Company, or failing this person, Douglas B. Brooks, a Director of the Company, or in the place of the foregoing, __________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.		N/A	
2.	To determine the number of Directors at four.			N/A
3.	(a) To elect as Director, RAYMOND ROLAND		N/A	
	(b) To elect as Director, DOUGLAS B. BROOKS		N/A	
	(c) To elect as Director, KIRK SHAW		N/A	
	(d) To elect as Director, STEPHEN KENWOOD		N/A	
4.	To approve the proposed 2007 stock option plan for implementation by the Company.			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

ULTRA URANIUM CORP.
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Fax: (604) 669-5886

82-1664

ULTRA URANIUM CORP.

(formerly Buck Lake Ventures Ltd.)
(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

ULTRA URANIUM CORP.
501 - 905 West Pender Street
Vancouver, British Columbia, CANADA
V6C 1L6
(CUSIP No. 90388K 10 8)

I wish to receive 2007 Interim Financial Statements and MD&A ☐

I wish to receive 2007 Annual Financial Statements and MD&A ☐

Dated: ____________________ 2007

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State   Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐   Mail: ☐

82-1669

ULTRA URANIUM CORP

May, 2007

LETTER TO SHAREHOLDERS

AN EXCITING TIME FOR URANIUM

With global warming, high energy costs and the need for energy security focusing investor's attention on the importance of nuclear energy, we at Ultra Uranium strongly believe in our aggressive strategy to acquire uranium properties with near term production potential.

KALNICA-SELEC URANIUM PROJECT, SLOVAKIA

There are a number of outstanding acquisition targets in the world with significant prior exploration and development from the 1960's to 1990. Aggressively acquiring these gives us a leg up on pure exploration plays. Many such targets exist in eastern Europe where Russian driven exploration developed many valuable properties that were subsequently abandoned.

Our first Uranium acquisition, Kalnica-Selec in Western Slovakia, had extensive exploration and development on it during the 1970's and into the early 1980's. It features 80,000 metres of successful vertical and horizontal historical drilling with 339 vertical drill holes from surface – 171 shallow holes drilled to a maximum of 100 meters and 168 diamond drill holes drilled to a maximum depth of 680 meters. Three adits with numerous cross cuts totalling more than 2,900 meters were also driven into the Kalnica and Selec mineralized zones. Test mining was done from these underground workings. In 1984 the project was abandoned because of low uranium prices. It was subsequently acquired by Ultra in 2005. Uranium prices have gone from a low near $7.00 per pound to the current level of $113.00 per pound.

Historical Resources

Resource calculations done in 1984 incorporating only a portion of the prior successful exploration at Kalnica-Selec gave a historical resource estimate of approximately 5.5 million pounds of U_3O_8 at an average grade of 0.063% U_3O_8 as referred to in Ultra's 43-101 report dated February, 2007. Please refer to the report online for further information and qualifications. This historical resource is not 43-101 compliant but provides a good indication of potential. With confirmation drilling Ultra's geologists would be able to make 43-101 compliant resource estimates that would add the existing calculated areas with the drilled areas that were not calculated in the historical numbers. We are getting permission for that drilling now.

We believe Kalnica-Selec has tremendous potential. Each of our three existing identified mineralized zones have upside for more pounds of uranium. The extensive prior work enhances the possibility of physical mining in the near term, something very important in today's uranium market. We have applied for additional ground south of our property where we are already aware of three positive drill holes and significant additional drill targets from historical data we have obtained.

Geology suggests the uranium is structurally controlled and the historic drilling did not test important targets near the three mineralized areas on our existing property. These targets and existing information that has not been included in the historical resource calculation give us good reason to be optimistic about Kalnica-Selec's future resource estimates. So does the rising price of uranium.

Slovakia is an excellent country to work in and we believe that investors and end users of uranium will see our Kalnica-Selec project as a potential near term producer supplying uranium to help with forecast uranium shortages.

CANADIAN URANIUM EXPLORATION

Canada is one of the most important uranium producers in the world. Our recently announced acquisition with International Montoro Resources Inc. and Belmont Resources Inc. gives us the right to acquire a 65% interest in the Orbit Uranium Project located 10 kilometers west of Uranium City in the heart of the uranium belt in Saskatchewan. This agreement has many benefits and also gives Ultra the right to acquire a 65% interest in the adjacent Crackingstone Uranium Project. We like these two uranium exploration projects because even though they are not at the same development stage as our European interests they are located in an area well know for uranium exploration with both exploration projects showing excellent potential. Four past producing uranium mines are located within 12 kilometres of these properties.

NUCLEAR ENERGY AND THE WORLD

Two topics dominating the energy debate are global warming and energy security. As World demand for energy steadily increases, feeding our appetite for energy while reducing the threat of global warming becomes critical.

Nuclear energy is a safe, reliable and cost effective alternative to non renewable energy sources. Nuclear energy is a cornerstone of the battle against global warming. These are just some of the reasons why environmental groups, policy makers, and the general public are becoming strong supporters of nuclear energy and its benefits.

China intends to build dozens of nuclear power plants over the next decade. France is the leading country in nuclear energy consumption. Slovakia, the home of our Kalnica-Selec project, has shown leadership and foresight in using nuclear energy as the source of more than 50% of its total energy production.

Nuclear energy is the future. It's just starting. Our focus on acquisition and development of uranium projects with near term potential has already scored successes in Kalnica-Selec and our recent Xyquest European project. Our search for advanced stage projects is continuous and global in scope.

THE XYQUEST EUROPEAN URANIUM ACQUISITION PROJECT

On April 26, 2007, Ultra announced it was acquiring Xyquest's ongoing uranium acquisition program in two European countries. That acquisition allows Ultra to immediately take advantage of existing research, contacts and people to take the necessary steps to acquire exploration and development rights for at least seven uranium property areas. These areas have been targeted because they contain historical works or development that qualify them for us as advanced stage Uranium projects. Based on historical data, these projects may contain in excess of 22 million pounds of Uranium with the potential to host significant additional uranium resources. Some of these areas are past producers and all have great potential. Ultra will be announcing in the coming months if it has been successful in any of these proposed acquisitions.

BUCK LAKE PROPERTY- PLATINUM, PALLADIUM AND NICKEL, ONARIO, CANADA

Long-time shareholders know our Buck Lake platinum/palladium/nickel project and its potential well. Located near the Lac Des Isle platinum/palladium mine in Ontario, this project has been recognized for its ability to build shareholder value through discovery of a major Platinum, Palladium, Nickel deposit. Surface samples returned 31.6 g/t palladium, 9.96% nickel, 2.82 g/t platinum and 1.53% copper.

Our prior drill program missed the source of this mineralization, possibly because it was too shallow. We recently made the final payment on the acquisition of Buck Lake and now own a 100% interest. Look to see us find the source of the surface mineralization with more drilling soon at Buck Lake.

GWYN LAKE – GOLD PROPERTIES, ONTARIO, CANADA

Ultra has recently added to its existing property holdings in the Beardmore-Geraldton gold belt of Ontario and now holds the rights to 57 claim units. The property features high-grade gold occurrences and Ultra intends to conduct a work program on the property this summer.

ULTRA – MAKING A DIFFERENCE

With over $4,000,000 in cash and dedicated to acquiring advanced stage uranium properties, Ultra is poised to make a difference in the quest for clean, safe nuclear energy. We expect 2007 to be a rewarding one for the Company and its shareholders.

All factors point to uranium prices being strong in the future. As uranium grows so will we. Our Buck Lake and Gwyn Lake projects also have significant potential to add to shareholder value.

We are working to make a difference in the world by delivering on uranium's promise. Thank you for your continued support.

Sincerely,

ULTRA URANIUM CORP.

PER: *"Raymond W. Roland"*

RAYMOND W. ROLAND
President & CEO

82-1669

RECEIVED

2007 AUG 22 A 4:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ULTRA URANIUM CORP.
(Formerly Buck Lake Ventures Ltd.)

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond W. Roland, President and Chief Executive Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Ultra Uranium Corp.** (the "Issuer") for the period ending **December 31, 2006;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: April 30, 2007

"Raymond W. Roland"
Raymond W. Roland
President & CEO

82-1669

ULTRA URANIUM CORP.
(Formerly Buck Lake Ventures Ltd.)

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Ultra Uranium Corp.** (the "Issuer") for the period ending **December 31, 2006;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: April 30, 2007

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

82-1669

ULTRA URANIUM CORP.

INTERIM FINANCIAL STATEMENTS

March 31, 2007

(Unaudited - Prepared by Management)

ULTRA URANIUM CORP.

March 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

ULTRA URANIUM CORP.
INTERIM BALANCE SHEETS

ASSETS

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Current		
Cash	$ 4,637,953	$ 311,740
Share subscription receivable	-	100,000
GST receivable	49,539	37,675
Marketable securities	6,000	6,000
Prepaid expense	22,418	7,373
	4,715,910	462,788
Equipment– Note 3	10,065	9,143
Resource property costs	1,805,739	1,628,424
	$ 6,531,714	$ 2,100,355

LIABILITIES

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Current		
Accounts payable and accrued liabilities – Note 4	$ 359,200	$ 635,105
Due to related parties	34,137	185,507
Loans payable	11,246	11,246
	404,583	831,858

SHAREHOLDERS' EQUITY (DEFICIENCY)

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Share capital – Note 2	$ 13,652,926	$ 8,228,654
Share subscriptions	-	326,000
Contributed surplus – Note 2	1,067,243	682,262
Deficit	(8,593,038)	(7,968,419)
	6,127,131	1,268,497
	$ 6,531,714	$ 2,100,355

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Douglas Brooks"* Director

ULTRA URANIUM CORP.

SEE ACCOMPANYING NOTES

INTERIM STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Three months ended March 31,	
	2007	2006
DEFICIT, BEGINNING OF THE PERIOD	$ 7,968,419	$ 7,058,048
NET LOSS	624,619	80,127
DEFICIT, END OF THE PERIOD	$ 8,593,038	$ 7,138,175

ULTRA URANIUM CORP.

SEE ACCOMPANYING NOTES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)

	Three months ended March 31, 2007	2006
Administrative Expenses		
Amortization	$ 545	$ 630
Consulting – Note 4	39,267	9,000
Investor relations – Note 6	18,000	-
Interest	5,768	22,342
Filing fees	26,234	3,736
Professional fees	52,309	11,863
Office and miscellaneous	9,119	3,320
Management fees – Note 4	7,500	16,500
Rent	10,500	10,500
Shareholder communications	6,411	-
Transfer agent	6,273	1,896
Travel & promotion	57,712	340
Net loss before other items	$ (239,638)	$ (80,127)
Other items		
Non-cash compensation charge – Note 2	384,981	-
Net loss for the period	$ (624,619)	$ (80,127)
Loss per share	$ 0.06	$ 0.01

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Operating Activities		
Net loss for the period	$ (624,619)	$ (80,127)
Add (deduct) items not affecting cash:		
Amortization	545	630
Non-cash compensation charge	384,981	-
	(239,093)	(79,497)
Changes in non-cash working capital balances related to operations:		
GST receivable	(11,864)	(3,876)
Prepaid expense and advances	(15,045)	-
Accounts payable	(275,905)	56,386
Due to related parties	(151,370)	18,527
	(693,277)	(8,460)
Investing Activities		
Equipment purchased	(1,467)	-
Deferred exploration costs	(27,315)	(10,777)
	(28,782)	(10,777)
Financing Activities		
Issuance of common shares for cash, net	5,274,272	-
Share subscriptions receivable	100,000	11,400
Share subscriptions receivable	(326,000)	-
Advances payable	-	535
Loans payable	-	12,139
	5,048,272	24,074
Increase (Decrease) in cash during the period	4,326,213	4,837
Cash, beginning of the period	311,740	235
Cash, end of the period	$ 4,637,953	$ 5,072

Non-cash transaction – Note 5

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2007
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2006 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2006 financial statements.

On April 13, 2006, the Company received shareholder approval to consolidate its share capital on a 1:7 basis (subsequently amended to 1:5) and a coincident name change to Ultra Uranium Corp. On May 11, 2006, the Company changed its name to Ultra Uranium Corp. and consolidated its capital on a 1:5 basis. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

Note 2 Share Capital

(a) Authorized:
99,750,000 common shares without par value.

(b) Issued:

		Number		Amount
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005		23,418,311	$	6,498,622
Issued for resource properties	- at $0.117	150,000		11,250
Shares returned to treasury (escrow)		(250,000)		(7,500)
Sub-total		**23,318,311**		**6,502,372**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,662**	$	**6,502,372**
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000		1,905,000
Pursuant to exercise of options	- at $0.40	10,000		4,000
Share issue costs		-		(182,718)
Balance, September 30, 2006		12,293,662	$	8,228,654
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000		680,000
Pursuant to private placements	- at $1.20	3,000,000		3,600,000
Pursuant to exercise of warrants	- at $0.335	2,551,000		854,584
Pursuant to exercise of options	- at $0.40	456,300		182,520
Issued for resource properties	- at $0.94	160,000		150,000
Issued for finders fees	- at $1.20	82,499		98,999
Share issue costs		-		(141,831)
Balance, March 31, 2007		21,263,461	$	13,652,926

Note 2 Share Capital – (Cont'd)

c) Private placements

i) The Company issued 2,720,000 units at $0.25 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.335 per share for two years. Finders' fees of $132,600 was payable in cash with respect to the above-noted issuance of the shares issued during the period

ii) The Company issued 3,000,000 units at $1.20 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at $1.80 per share exercisable to February 1, 2009, subject to an accelerated expiry clause. If the closing price is equal to or greater than $2.80 per share for 10 consecutive days, the Company may give notice to the account holders, in which case the expiry date will be 25 days from notice. The Company paid finders' fees of $100,000 and 82,499 units with the same terms as noted above and will pay $115,350 and 125,833 share purchase warrants entitling the holder to purchase one common share per warrant at $1.45 per share exercisable to February 1, 2009.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of March 31, 2007, and March 31, 2006 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, March 31, 2006	Nil	
Granted	1,188,366	$0.40
Exercised	(10,000)	$0.40
Options exercisable and outstanding, December 31, 2006	1,178366	$0.40
Granted	1,046,930	$1.20
Exercised	(456,300)	$0.40
Cancelled	(200,000)	$1.20
Options exercisable and outstanding, March 31, 2007	1,568,996	$0.87

Note 2 Share Capital – (Cont'd)

At March 31, 2007, the Company had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
722,066	$0.40	October 30, 2008
846,930	$1,20	January 10, 2009
1,568,996		

The fair value of the stock options is determined using the Black-Scholes option pricing model. For the period ended March 31, 2007, the Company recorded a non-cash compensation charge of $384,981 upon the issuance of 1,046,930 stock options.

The weighted average fair value of the options was $0.37 per share.

The fair value of share options for the period ended March 31, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	**2006**
Risk-free interest rate	4.42%	-
Dividend yield	-	-
Expected stock price volatility	149.28%	-
Weighted average expected stock option life	2 years	-

ii) Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of period	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,551,000)	$0.33
Balance, end of period	10,997,332	$0.76

Note 2 Share Capital – (Cont'd)

Details of share purchase warrants outstanding at March 31, 2007, are as follows:

Number of Shares	Exercise Price	Expiry Date
2,669,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1,80	February 1, 2009
125,833	$1.45	February 1, 2009
10,997,332		

Note 3 Capital Assets

	March 31, 2007			March 31, 2006
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 10,401	$ 7,784	$ 2,617	$ 1,723
Furniture and fixtures	16,585	11,940	4,645	5,808
Office equipment	10,000	7,197	2,803	3,502
	$ 36,986	$ 26,921	$ 10,065	$ 11,033

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	Three months ended March 31, 2007	2006
Consulting	$ 9,000	$ 9,000
Promotion and travel	6,478	340
Office services and expenses	274	119
Deferred exploration costs – geological travelling	-	4,045
	$ 15,752	$ 13,504

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 4 Related Party Transactions – (Cont'd)

At March 31, 2007, marketable securities include $6,000 (2006: $8,000) in shares of companies with common directors.

At March 31, 2007, amounts due to related parties of $34,137 (2006: $854,892) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

Note 5 Non–cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the three months ended March 31, 2007, the Company issued 160,000 common shares at $0.94 per share totalling $150,000 as option payment with respect to the Buck Lake Property

Note 6 Commitments

By an agreement dated October 30, 2006, the Company agreed to pay $6,000 per month for a minimum of six months for investor relation services. After six months, the agreement may be terminated upon 30 days' notice. As part of the agreement, the Company granted share purchase options to acquire 150,000 shares at $0.40 per share, which are included in share purchase options outstanding at March 31, 2007.

Note 7 Subsequent Events

a) By an option agreement dated April 16, 2007, the Company has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of the Company and by incurring $2,000,000 in exploration expenditures as follows:

Cash Payments:

	Common Shares	Cash
Upon TSX approval of the option agreement	75,000	$50,000
On or before the first anniversary TSX approval	50,000	50,000
On or before the second anniversary of TSX approval	50,000	50,000
	175,000	$150,000

Note 7 Subsequent Events – (Cont'd)

Exploration Expenditures:

The Company must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007.

The Company may delay exploration expenses to be incurred by it by 18 months by making a one-time payment of $100,000 in common shares or cash.

This agreement is subject to a 2% net smelter return royalty. The Company may purchase one half of the net smelter return royalty for $500,000.

This agreement is subject to regulatory approval.

b) By an agreement announced on April 26, 2007, the Company has agreed to acquire Xyquest Mining Corp.'s uranium property acquisition program for two European nations.

Xyquest has been developing uranium-based corporate opportunities in Europe for more than three years identifying existing uranium properties.

The Company and Xyquest will file for exploration and development rights for seven separate property areas.

The seven application areas have been targeted based on historical reports and information that suggest that in excess of 22 million pounds of uranium remain on the properties with potential to host additional uranium resources. Some of the property areas are past uranium producers. There is no assurance any of the applications will result in the granting of rights to explore or mine a property. None of the historical information complies with National Instrument 43-101 standards and should not be relied upon.

The Company will finance the applications and operations using Xyquest's technical assistance and European-based professionals.

Upon granting of the exploration and development rights the Company will issue varying amounts of shares up to two million common shares for each of the property areas for a 100-per-cent interest. A maximum of 5.6 million common shares will be issued for the identified properties. The Company will have the right to issue a lesser number of shares for a smaller interest in any particular property. The Company will also make a one-time payment of $283,000 to Xyquest Mining Corp. on TSX Venture Exchange acceptance for filing of the agreement. Xyquest will retain marketing rights to the uranium on standard industry terms and a graduating royalty based on grade and achieved uranium sale price.

Xyquest is owned by Anthony Beruschi, LLB, BSc. Mr. Beruschi was instrumental in Ultra's acquisition of the Kalnica-Selec uranium property in Slovakia

This agreement is subject to regulatory approval.

Note 7 Subsequent Events – (Cont'd)

c) By an option agreement dated April 20, 2007, the Company has the option to acquire 100-per-cent interest in nine mineral claims adjacent to the Company's Gwyn Lake property, subject to a 1-per-cent net smelter returns royalty and to revise the payments due to the optionor under the agreement dated June 16, 2003, as amended, pursuant to which the Company has an option to acquire a 100-per-cent interest in the Gwyn Lake property. In consideration of the optionor granting the option to acquire a 100-per-cent interest in the extension claims and amending the Gwyn Lake agreement, the Company has agreed to make cash payments totalling $65,000 by September 1, 2009, issue 80,000 shares in its capital and incur, or cause to be incurred, $80,000 of expenditures on the extension claims by December 31, 2007. The optionor retains a 1-per-cent net smelter returns royalty on the extension claims, half of which can be purchased by the Company at any time for a one-time payment of $500,000. The Gwyn Lake property and the extension claims are located within the historical Beardmore-Geraldton gold belt, 15 kilometres east of Beardmore, Ontario.

The above transaction was accepted for filing by the TSX Venture Exchange on May 9, 2007.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2007

BACKGROUND

The following discussion and analysis, prepared as of May 25, 2007, should be read together with the unaudited interim financial statements for the three months ended March 31, 2007 and 2006 and related notes attached and the audited financial statements for the year ended December 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period ended March 31, 2007 and 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, May 25, 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ultra Uranium Corp. is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "ULU".

On May 11, 2006, the Company changed its name from Buck Lake Ventures Ltd. to Ultra Uranium Corp. and consolidated its capital on a 1:5 basis. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

During the year ended December 31, 2005, the Company acquired the right to explore the Kalnica-Selec uranium property in Slovakia.

The Company is actively seeking to acquire interests in resource exploration properties. In addition to its main property in Slovakia, during the past several years the Company has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

The Company is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration.

MINERAL PROPERTIES

Kalnica-Selec Uranium Project –Slovakia

During fiscal 2005 the Company acquired the Kalnica-Selec Uranium Project located in western Slovakia by filing an application with the Slovakian Government. In May, 2006 the Slovakian Government approved the Company's application to explore for uranium on the 2,800 hectare property. Under the agreement with the Slovakian Government the Company is required to pay a small annual fee in order to maintain its exploration rights.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

On October 1, 2005, the Company signed an agreement with a private company which granted that company a royalty (net of taxes to the Slovakian government) on future sales of uranium produced from the property.

In addition, the Company agreed to pay the private company $75,000 for its services in identifying and assisting with the acquiring of this project. Of this amount, $66,600 has been paid and the balance of $8,400 is included in accounts payable at March 31, 2007.

The Kalnica-Selec uranium deposits were extensively explored and developed by the former Czechoslovak government's Uranovy Prieskum State Enterprise (UP). The February 2007 43-101 Technical Report filed by the Company summarizes UP's exploration results obtained from the UP archives. Exploration and development by UP on this 28.91-square-kilometre property in the 1970s and early 1980s included radiometric surveys, geological mapping, extensive pitting and trenching vertical and horizontal drilling and tunneling.

A total of 339 vertical drill holes totalling approximately 80,000 meters were drilled from surface to test the uranium mineralization. Of these, 171 holes were drilled to a maximum depth of 100 metres and 168 diamond drill holes were drilled to a maximum depth of 680 metres. Three adits with numerous crosscuts in all totalling more than 2,900 metres were driven into the Kalnica and Selec mineralized zones. Small diameter horizontal drilling was conducted from the underground workings.

Numerous uranium mineralized bodies were discovered and reported in the 1960s to 1980s by UP in two strata-bound units at Kalnica-Selec. Based on historic information the mineralized bodies are as much as 300 metres along strike, up to 6.6 metres wide and up to several hundred metres along dip. A total of 23 uranium mineralized bodies were identified in three separate zones within the two strata bound units, fifteen uranium mineralized bodies at Kalnica, seven uranium mineralized bodies at Selec and one large uranium mineralized body at Krajna Dolina.

Resource estimates were calculated by UP using 0.015%, 0.03% and 0.05% uranium cut-off grades for the Kalnica and Selec zones and a 0.015 % uranium cut-off grade for the Krajna Dolina zone. Estimates for the Kalnica and Selec zones were based on blocks delineated by deep and shallow drill holes that were drilled from surface, by the exploration adits and cross-cuts and by short, narrow diameter, horizontal underground drill holes to a maximum of 100 metres drilled from within the adits. The resource estimate for the Krajna Dolina zone was based on four positive drill holes in a grid 400 by 400 meters.

The resource estimate cited predates and therefore does not conform to the more stringent reporting requirements of National Instrument 43-101 and should not be relied upon according to those standards. Ultra is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate have not been subsequently verified, Ultra believes that the historic resource estimate provides a favourable indication of the potential of the deposit.

These historic uranium estimates at Kalnica and Selec were limited to areas within and adjacent to the adits and significant areas with uranium mineralization were not included in the calculations because UP decided to abandon the area in 1984 before such estimates could be made.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

Thus, in the Kalnica zone, only five mineralized bodies occurring within the first 200 metres of the adits 60 and 61 were included in the historic resource calculation while another ten mineralized bodies situated to the north-east of the calculated block were not included in the estimate, although they were all well defined by many intersections in the adits, cross cuts and by surface and underground drillings.

Furthermore, at Kalnica, Selec and Krajna Dolina zones, many drill holes with significant mineralization situated outside the calculated blocks were not used in the historic resource calculations even though exploration works and geological interpretations indicated structural and grade continuity between these holes and the mineralization inside the calculated blocks.

At a cut-off grade of 0.015% the total historical resource for the three zones is 4,655,289 lbs U or 5,489,727 lbs of U_30_8, respectively. The categories of historical resources are comparable to the inferred resources in the CIM classification and must be confirmed by further drilling and a follow-up, 43-101 compliant, resource estimate.

Recognizing that the historical resource estimate of 5,489,727 lbs of U_30_8 was calculated from only a portion of the existing historical positive exploration results, the Kalnica - Selec project represents an excellent exploration target with a potential not only to confirm the historical uranium resources, but also to find additional uranium resources in the extensions of the historic estimate blocks.

In 2005 and 2006 Ultra conducted radiometric surveys, geological mapping, structural studies and minor litho-geochemical sampling in the southern and northern portions of the license area, in compliance with Slovak Government exploration requirements. Anomalous radioactivity was detected in areas surrounding the exploration adits, and in the south and south-eastern extremities of the license area. In the Selec zone, an almost one kilometre wide anomalous strip running north - south was detected. The highest values, exceeding up to 23 times the average background values, were obtained from the outcrops adjacent to adit 62. These anomalies indicate outcropping and/or near surface uranium mineralization and some of them represent additional exploration targets to the numerous existing targets.

Geologically, the 2005 and 2006 structural studies confirmed the presence of distinct, superimposed deformation related to the Late Mesozoic, and/or Early Tertiary collisional events. Deformation processes resulted in folding, thrust faulting, shearing and myllonitization, which have a strong impact on the re-distribution of the uranium mineralization.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

The uranium gamma map shows several north-northeast trending anomalies, which exceeds the area's background radiation levels two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south, west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was recorded.

Kalnica-Selec Uranium Project –Slovakia– Cont'd

This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

During fiscal 2006, the Company's consulting geologist completed additional radiometric surveys at Kelnica-Selec in compliance with current exploration expenditure requirements of the Slovak government.

During the year ended December 31, 2006, the Company had expended $131,124 on exploration expenditures.

On January 31, 2007, the Company filed for additional ground immediately adjacent to the Kalnica-Selec property. This additional ground is considered to be highly prospective for additional uranium potential. The new property area has several drill holes that have intersected uranium mineralization.

On February 13, 2007, the Company received a National Instrument 43-101-compliant technical report on the Kalnica-Selec uranium, authored by independent geologist Dr. Bohumil (Boris) Molak, PhD, PGeo (British Columbia), a qualified person under National Instrument 43-101.

The company expects to file a 43-101 report shortly on the Kalnica-Selec property and the Company's geologists are planning an initial drill program of approximately 4,000 metres, consisting of confirmation, fill-in and limited step-out drilling within and outside of the historic grid. The drill program's objective is to confirm historic results and provide new data for a 43-101-compliant uranium resource estimate that, if successful, would add to the historical resource calculations from both existing exploration results that were not included in the prior calculations and extension of mineralized areas.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

Subsequent to March 31, 2007, on April 14, 2007, the Company filed for drilling permits on its Kalnica-Selec uranium property in Western Slovakia.

During the three months ended March 31, 2007, the Company expended $27,315 on exploration expenditures. Total exploration expenditures as at March 31, 2007, total $290,180.

Buck Lake Project Claims – Ontario

HISTORICAL

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of north-western Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area resulted in surface Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

The Company optioned the initial claims from two prospectors. The amended terms of the property agreement include the Company paying to the prospectors $290,000 over five years, issuing to the prospectors 416,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which the Company may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2005, the Company entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued 100,000 common shares to the property optionors; the remaining 100,000 common shares were issued on February 20, 2006.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2007

Buck Lake Project Claims – Ontario

During the fiscal 2006, the Company expended $10,000 in cash and issued 150,000 common shares on property option payments.

During the three months ended March 31, 2007, on January 10, 2007, the Company agreed to exercise its option to purchase a 100-per-cent interest in the Buck Lake platinum, palladium, nickel and copper property. The Buck Lake property is located near North American Palladium Ltd.'s Lac des Iles palladium mine, approximately 100 kilometres northwest of Thunder Bay, Ont., Canada.

On January 24, 2007, The TSX Venture Exchange accepted for filing a mineral property amending agreement dated Dec. 22, 2006, between William J. Richmond, William D. Morehouse (the optionors) and the Company with respect to the acquisition of the Buck Lake property that was originally accepted for filing by the exchange on April 17, 1998, and subsequently extended and accepted for filing on December 10, 2003, and March 2, 2005. The optionors have accepted 160,000 common shares (issued) of the issuer in lieu of the final $150,000 cash payment due January 31, 2007. There were no exploration expenditures during the current quarter.

East Dog River Property – Ontario
HISTORICAL

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

The Company earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During fiscal 2006, all expenditures on the property amounting to $32,886 were written- down to $1.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2007

Mirage Lake Property– Ontario

HISTORICAL

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the

Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

The Company earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During the three months ended March 31, 2007, the were no exploration on the property

Gwyn Lake Gold Property –Ontario

HISTORICAL

On June 16, 2003 the Company entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in North-western Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending sub parallel bands of EM conductors lie coincident with two strong east-northeast trending sub parallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. 50,000 Common shares were issued subsequent to December 31, 2005. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of

Gwyn Lake Gold Property –Ontario – Cont'd

which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

The Company completed its 2 week surface exploration on the Gwyn Lake Gold Property fiscal 2004 and announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending sub parallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Buck Lake is encouraged by the discovery of two gold occurrences within a proven regional Gold Belt. Buck Lake plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

On February 1, 2006 Buck Lake announced that it entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of the Company to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on

Gwyn Lake Gold Property -Ontario – Cont'd

September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and the Company has issued the 50,000 common shares to the property optionor.

During the three months ended March 31, 2007, there were no exploration expenditures on the property.

Exploration Expenditures

The following schedule presents exploration expenditures incurred by the Company during the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005:

	Balance December 31, 2005	Additions	Balance December 31, 2006	Additions	Balance, March 31, 2007
Buck Lake Claims					
Acquisition costs					
Cash	$ 130,000	$ 10,000	$ 140,000	$ -	$ 140,000
Shares	41,500	7,500	49,000	150,000	199,000
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts – shares	(23,000)	-	(23,000)	-	(23,000)
	248,500	17,500	266,000	150,000-	416,000
Deferred exploration costs					
Assays	45,115	-	45,115	-	45,115
Equipment rental	73,330	-	73,330	-	73,330
Field costs	608,063	-	608,063	-	608,063
Geological consulting	99,383	-	99,383	-	99,383
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	930,800	-	930,800	-	930,800
	1,179,300	17,500	1,196,800	150,000	1,346,800
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
Less: Impairment	-	(12,499)	(12,499)	-	(12,499)
	12,500	(12,499)	1	-	1
Deferred exploration costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting	10,287	3,200	13,487	-	13,487
Reporting	113	-	113	-	113
	17,187	3,200	20,387	-	20,387
Less: Impairment	-	(20,387)	(20,387)	-	(20,387)
	17,187	(17,187)	-	-	-
	29,687	(32,886)	1	-	1

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2007

	Balance December 31, 2005	Additions	Balance December 31, 2006	Additions	Balance, March 31, 2007
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	485	-	485	-	485
Field costs	12,326	-	12,326	-	12,326
Geological consulting	13,896	2,400	16,296	-	16,296
Reporting	1,050	-	1,050	-	1,050
	27,757	2,400	30,157	-	30,157
	40,257	2,400	42,657	-	42,657
Gwyn Lake Claims					
Acquisition Costs					
Cash	10,000	-	10,000	-	10,000
Shares	12,600	3,750	16,350	-	16,350
	22,600	3,750	26,350	-	26,350
Deferred exploration costs					
Assays	1,685	-	1,685	-	1,685
Field costs	6,192	91	6,283	-	6,283
Geological consulting	81,963	9,250	91,213	-	91,213
Reporting	570	-	570	-	570
	90,410	9,341	99,751	-	99,751
	113,010	13,091	126,101	-	126,101
Kalnica-Selec Claims					
Acquisition costs					
Cash	3,341	3,750	7,091	-	7,091
Account payable-fee	75,000	-	75,000	-	75,000
	78,341	3,750	82,091	-	82,091
Deferred exploration costs					
Field costs	18,710	123,390	142,100	27,315	169,415
Geological consulting	30,940	7,734	38,674	-	38,674
	49,650	131,124	180,774	27,315	208,089
	127,991	126,851	254,842	27,315	290,180
	$ 1,490,245	$ 138,179	$ 1,628,424	$ 177,315	$ 1,805,739

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2007

SELECTED FINANCIAL INFORMATION

The following table presents selected audited consolidated financial information for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004.

	Three months ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(624,619)	(80,127)	(885,144)	(387,990)*	(690,631)
Basic and diluted loss per share	(0.06)	(0.01)	(0.11)	(0.03)	(0.04)
Total assets	6,531,714	1,530,278	2,100,355	1,538,543	1,329,825

- The financial statements for the year ended December 31, 2005 have been restated to reflect an adjustment to the amount recognized for resource property costs and general and administrative expenses relating to the year ended December 31, 2005 due to unrecorded liabilities totalling $52,352. Accordingly, resource property costs, accounts payable and accrued liabilities, net loss and accumulated deficit have increased. The effect of the correction of the financial statements for the year ended December 31, 2005 is summarized as follows:

	As Previously Reported	Adjustment	As Restated
Resource property costs	$1,463,120	$27,125	$1,490,245
Accounts payable and accrued liabilities	884,549	52,352	936,901
Net Loss	(362,763)	(25,227)	(387,990)
Deficit	$(7,058,048)	(25,227)	$(7,083,275)

For the year ended December 31, 2006 the net loss was $885,144 or $0.011 per share compared to the net loss of $387,990 (Restated) or $0.08 per share (128.14% increase) in the comparable period in 2005. The increase was mainly due a non-cash compensation charge of $411,987, which represents fair value of 1,218,366 stock options granted during the period and the write-down of mineral property of $32,886, with significant increases in filing fees ($6,668), consulting fees ($9,750), legal fees ($33,728) and office services and expenses ($47,784) and decreases in interest of ($37,606) The comparability of the financial results of the year ended in 2005 and 2004 was affected by a non-cash compensation charge of $262,775 recorded by the Company in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2007

RESULTS OF OPERATIONS

Three-months ended March 31, 2007

The Company incurred a net loss of $624,619 for the three months ended March 31, 2007, as compared to a net loss of $80,127 for the comparable period in 2006. The increase in net loss of $544,492 was mainly due to a non-cash compensation charge of $384,981. The company recorded non-cash compensation expense (2005: $Nil), which represents the estimated fair value of stock options granted during the period and to promotion and travel of $57,372 due to attendance at trade shows and the PDAC, investor relations of $18,000 due to contract commitments, professional fees of $40,446, mainly due to legal cost in renegotiating property agreements and arranging corporate financing, filing fees of $22,498 due to increased activity in corporate financing and contract filing costs and consulting fees of $30,267 with the balance of the increase in expenses totalling $9,072 spread over the remainder of the expenditures.

REVENUE

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table, excluding other items, identifies the changes in general and administrative expenditures for the years ended December 31, 2006, 2005, 2004 and 2003:

	Three-months ended March 31, 2007	Three-months ended March 31, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$	$
Accounting, audit and legal	52,309	11,863	146,455	117,218	117,872
Increase (decrease) *	340.94		24.94	(0.55)	(9.78)
Amortization	545	630	2,520	3,249	4,203
Increase (decrease) *	(13.49)		(22.43)	(22.70)	(23.00)
Investor relations	18,000	-	-	-	-
Increase (decrease) *	100.00				
Interest	5,768	22,342	31,577	69,183	66,771
Increase (decrease) *	(74.18)		(54.36)	3.61	(36.88)
Consulting fees	39,267	9,000	81,750	72,000	36,000
Increase (decrease) *	336.30	-	13.54	100.00	-
Filing fees	26,234	3,736	13,063	6,395	15,979
Increase (decrease) *	602.19		104.27	(59.98)	91.57
Management fees	7,500	16,500	30,000	30,000	30,000
Increase (decrease) *	(54.55)		-	-	-
Office services and expenses	9,119	3,320	67,840	20,056	48,497
Increase (decrease) *	174.67		238.25	(58.64)	51.33
Promotion and travel	57,712	340	8,740	5,031	15,376
Increase (decrease) *	**		73.72	(67.28)	94.73
Rent	10,500	10,500	42,000	42,000	42,000
Increase (decrease) *	-	-	-	-	-
Shareholder communications fees	6,411	-	25,994	14,865	2,603
Increase (decrease) *	100.00		74.87	471.07	N/A
Stock-based compensation	384,981	-	411,987	-	262,775
Increase (decrease) *	N/A	-	N/A	N/A	-
Transfer agent	6,273	1,896	8,959	4,683	6,725
Increase (decrease) *	230.85		91.31	(30.36)	81.86

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Years ended December 31,							
	2007	2006				2005		
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(624,619)	(80,127)	(197,261)	(72,696)	(535,060)	(56,012)	(61,264)	(193,029)*
Basic/diluted loss per share	(0.06)	(0.01)	(0.01)	(0.00)	(0.08)	(0.01)	(0.01)	(0.01)

* Restated as at December 31, 2006 (Refer to above note under "Selected Financial Information")

The net loss in the first quarter of 2007, the second quarter of 2006 and in the fourth quarter of 2006 increased by approximately 679%, 252% and 177% compared to the same quarters in 2006 and 2005 primarily due to non-cash compensation cost.

LIQUIDITY AND CAPITAL RESOURCES

At March 31 2007, the Company had a working capital of $4,311,327 (2006: $1,850,308 working capital deficiency).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At March 31, 2007, the Company held cash on hand of $4,239,943 (2006: $5,072) and liabilities totalled $404,583 (2006: $1,895,656).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized: 99,750,000 common shares without par value.
(b) Issued:

		Number		Amount
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005		23,418,311	$	6,498,622
Issued for resource properties	- at $0.117	150,000		11,250
Shares returned to treasury (escrow)		(250,000)		(7,500)
Sub-total		**23,318,311**		**6,502,372**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,662**	**$**	**6,502,372**
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000		1,905,000
Pursuant to exercise of options	- at $0.40	10,000		4,000
Share issue costs		-		(182,718)
Balance, September 30, 2006		12,293,662	$	8,228,654
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000		680,000
Pursuant to private placements	- at $1.20	3,000,000		3,600,000
Pursuant to exercise of warrants	- at $0.335	2,551,000		854,584
Pursuant to exercise of options	- at $0.40	456,300		182,520
Issued for resource properties	- at $0.94	160,000		150,000
Issued for finders fees	- at $1.20	82,499		98,999
Share issue costs		-		(141,831)
Balance, March 31, 2007		21,263,461	$	13,652,926

Share Capital – (Cont'd)

c) Private placements

i) The Company issued 2,720,000 units at $0.25 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.335 per share for two years. A Finders' fees of $132,600 was payable in cash with respect to the above-noted issuance of the shares issued during the year.

ii) The Company issued 3,000,000 units at $1.20 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at $1.80 per share exercisable to February 1, 2009, subject to an accelerated expiry clause. If the closing price is equal to or greater than $2.80 per share for 10 consecutive days, the Company may give notice to the account holders, in which case the expiry date will be 25 days from notice. The Company paid finders' fees of $100,000 and 82,499 units with the same terms as noted above and will pay $115,350 and 125,833 share purchase warrants entitling the holder to purchase one common share per warrant at $1.45 per share exercisable to February 1, 2009.

d) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of December 31 2006, and 2005 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, March 31, 2006	Nil	
Granted	1,118,366	$0.40
Exercised	(10,000)	$0.40
Options exercisable and outstanding, December 31, 2006	1,178,366	$0.40
Granted	1,046,930	$1.20
Exercised	(456,300)	$0.40
Cancelled	(200,000)	$1.20
Options exercisable and outstanding, March 31, 2007	1,568,996	$0.87

Share Capital – (Cont'd)

At March 31, 2007, the Company had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
722,066	$0.40	October 30, 2008
846,930	$1.20	January 10, 2009
1,568,996		

The fair value of the stock options is determined using the Black-Scholes option pricing model. For the period ended March 31, 2007, the Company recorded a non-cash compensation charge of $384,981 upon the issuance of 1,046,930 stock options. The weighted average fair value of the options was $0.37 per share.

The fair value of share options for the period ended March 31, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	4.42%	-
Dividend yield	-	-
Expected stock price volatility	149.28%	-
Weighted average expected stock option life	2 years	-

Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of period	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,551,000)	$0.33
Balance, end of period	10,997,332	$0.76

Details of share purchase warrants outstanding at March 31, 2007, are as follows:

Share Capital – (Cont'd)

Number of Shares	Exercise Price	Expiry Date
2,669,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1.80	February 1, 2009
125,833	$1.45	February 1, 2009
10,997,332		

Flow-Through Offering

During the fiscal 2006, the Company issued 500,000 flow-through shares at $0.25 per share for proceeds of $125,000. Subsequent to December 31, 2006, the Company issued 120,000 flow-through shares at $0.25 per share for proceeds of $30,000. The Company is committed to spending the flow-through unit proceeds on exploration and development activities and to renouncing $155,000 of eligible Canadian exploration expenditures to the subscribers of the flow-through shares. The amount will be available to the Company for future deductions from taxable income.

RELATED PARTY TRANSACTIONS

The company was charged the following amounts by directors of the company or companies with directors in common:

	Three months ended March 31, 2007	2006
Consulting fees	$ 9,000	$ 9,000
Deferred exploration costs		
– geological consulting	-	4,045
Promotion and travel	6,478	340
Office services and expenses	274	119
	$ 15,752	$ 13,504

RELATED PARTY TRANSACTIONS– (Cont'd)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At March 31, 2007, marketable securities include $6,000 (2006: $8,000) in common shares of public companies with common directors.

At March 31, 2007, amounts due to related parties of $34,137 (2006: $854,892) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

OUTSTANDING SHARE DATA

As at May 25, 2007 the Company had authorized share capital of 99,750,000 without a par value. Shares outstanding as at May 25, 2007 totalled 21,473,463 shares, granted options to directors and employees totalling 1,558,996 shares at a weighted average exercise price of $0.40 per share and had 10,877,332 warrants outstanding at a weighted average exercise price of $0.76 per share.

COMMITMENTS

On October 30, 2006, The Company retained First Canadian Capital Corp. as a consultant to provide strategic marketing and corporate communications. Under the terms of the agreement, the Company will pay First Canadian $6,000 per month for a six-month initial term and grant 150,000 stock options at an exercise price of 40 cents. First Canadian will assist the Company in opening productive and continuing dialogue with private investors, analysts, brokers, money managers and other financial professionals.

SUBSEQUENT EVENTS

a) By an option agreement dated April 16, 2007, the Company has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of the Company and by incurring $2,000,000 in exploration expenditures as follows:

Cash Payments:

	Common Shares	Cash
Upon TSX approval of the option agreement	75,000	$50,000
On or before the first anniversary TSX approval	50,000	50,000
On or before the second anniversary of TSX approval	50,000	50,000
	175,000	$150,000

Exploration Expenditures:

The Company must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007.

The Company may delay exploration expenses to be incurred by it by 18 months by making a one-time payment of $100,000 in common shares or cash.

This agreement is subject to a 2% net smelter return royalty. The Company may purchase one half of the net smelter return royalty for $500,000.

This agreement is subject to regulatory approval.

b) By an agreement announced on April 26, 2007, the Company has agreed to acquire Xyquest Mining Corp.'s uranium property acquisition program for two European nations.

Xyquest has been developing uranium-based corporate opportunities in Europe for more than three years identifying existing uranium properties.

The Company and Xyquest will file for exploration and development rights for seven separate property areas.

The seven application areas have been targeted based on historical reports and information that suggest that in excess of 22 million pounds of uranium remain on the properties with potential to host additional uranium resources. Some of the property areas are past uranium producers. There is no assurance any of the applications will result in the granting of rights to explore or mine a property. None of the historical information complies with National Instrument 43-101 standards and should not be relied upon.

SUBSEQUENT EVENTS– (Cont'd)

The Company will finance the applications and operations using Xyquest's technical assistance and European-based professionals.

Upon granting of the exploration and development rights the Company will issue varying amounts of shares up to two million common shares for each of the property areas for a 100-per-cent interest. A maximum of 5.6 million common shares will be issued for the identified properties. The Company will have the right to issue a lesser number of shares for a smaller interest in any particular property. The Company will also make a one-time payment of $283,000 to Xyquest Mining Corp. on TSX Venture Exchange acceptance for filing of the agreement. Xyquest will retain marketing rights to the uranium on standard industry terms and a graduating royalty based on grade and achieved uranium sale price.

Xyquest is owned by Anthony Beruschi, LLB, BSc. Mr. Beruschi was instrumental in Ultra's acquisition of the Kalnica-Selec uranium property in Slovakia The agreement is subject to acceptance for filing by the TSX-V.

c) By an option agreement dated April 20, 2007, the Company has the option to acquire 100- per-cent interest in nine mineral claims adjacent to the Company's Gwyn Lake property, subject to a 1-per-cent net smelter returns royalty and to revise the payments due to the optionor under the agreement dated June 16, 2003, as amended, pursuant to which the Company has an option to acquire a 100-per-cent interest in the Gwyn Lake property. In consideration of the optionor granting the option to acquire a 100-per-cent interest in the extension claims and amending the Gwyn Lake agreement, the Company has agreed to make cash payments totalling $65,000 by September 1, 2009, issue 80,000 shares in its capital and incur, or cause to be incurred, $80,000 of expenditures on the extension claims by December 31, 2007. The optionor retains a 1-per-cent net smelter returns royalty on the extension claims, half of which can be purchased by the Company at any time for a one-time payment of $500,000. The Gwyn Lake property and the extension claims are located within the historical Beardmore-Geraldton gold belt, 15 kilometres east of Beardmore, Ontario.

The above transaction was accepted for filing by the TSX Venture Exchange on May 9, 2007.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82- 1669

RECEIVED

2007 AUG 22 A 4: 07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ULTRA URANIUM CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, President and Chief Executive Officer for **Ultra Uranium Corp**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2007

"Raymond W. Roland"
Raymond W. Roland
President & CEO

82-1669

ULTRA URANIUM CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2007

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

82-1664

ULTRA URANIUM CORP

Trading Symbol: **ULU**
April 4, 2007
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

Kalnica-Selec Uranium Property Update

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) announces that it has filed for drilling permits on its Kalnica - Selec Uranium Property in Western Slovakia. As noted in an earlier news release, the Kalnica - Selec project encompasses 28.91 square kilometers on which exploration programs were conducted in the 1970's and early 80's under the auspices of Uranovy Prieskum State Enterprise (UP), a State run company. The programs consisted of radiometric surveys, geological mapping, sampling, trenching, 339 drill holes ranging from 100 metres to 650 meters in-depth, exploration adit driving and test mining. A historic resource estimate of 5.5 million lbs of U_3O_8 was calculated by UP using data from only 90 of the 339 drill holes. The project was abandoned in the 1984 because of the low price of uranium before further resource calculations using additional drill holes could be made.

Ultra anticipates that a first phase drill program consisting of 15 holes, 6 of which would twin holes drilled during the earlier programs and another 9 holes outside the blocks used to calculate the original resource estimate would not only confirm the earlier tabulation but significantly expand it.

This expectation is further enhanced by the fact that core recoveries are anticipated to be at much higher rates than in the original programs which averaged only 40%. Also by confirming original drill results, the company will be able to include assay results from mineralized drill holes from the earlier programs not used in the original resource estimates.

The Company expects the drilling permits to be issued in the coming weeks.

ULTRA URANIUM CORP.

Per: *"Raymond Roland"*
Raymond Roland
President

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
April 16, 2007
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

RECEIVED

ULTRA URANIUM CORP. TO ACQUIRE INTEREST IN ORBIT AND CRACKINGSTONE URANIUM PROJECTS, URANIUM CITY, SASK.

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to announce that it has entered into an option agreement to acquire a 65% interest in the Orbit Uranium Project located 10 km west of Uranium City, Saskatchewan. Upon earning a 65% interest in the Orbit Uranium Project, Ultra will then have the right to acquire a 65% interest in the Crackingstone Uranium Project.

To earn a 65% interest in the Orbit Uranium Project, Ultra will pay total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. Exploration expenditures of a minimum $300,000 are to occur in the first year. Upon Ultra earning a 65% interest in the Orbit Uranium Property, a joint venture agreement will be formed between Ultra and the Vendors with the parties contributing to exploration and development in their respective interests. Ultra will be the operator and has a right of first refusal on the Vendors' remaining 35%.

Upon Ultra earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Vendors' Crackingstone Uranium Project adjacent to the Orbit Uranium Project. To acquire that interest Ultra will either incur three times the amount of exploration and development expenditures incurred by the Vendors on the Crackingstone Uranium Project within four years or incur a combination of exploration and development expenses and payments in shares and/or cash (at Ultra's option) to the Vendors for an equivalent amount.

Ultra's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for Ultra to earn its interest in the Orbit Uranium Project.

ORBIT URANIUM PROJECT

The Orbit Uranium Project totals 11,000 ha adjacent to the 750 ha Crackingstone Uranium Project currently being developed by the Vendors, International Montoro Resources Inc. (**TSX.V-IMT**), ("Montoro") and Belmont Resources Inc.(**TSX.V-BEA**), ("Belmont"). The Orbit Uranium Project was staked after completion of a NI 43-101 report on the Crackingstone Uranium Project and was subject to a combined airborne and magnetic survey completed by the Geological Survey of Canada (GSC) and Saskatchewan Energy and Mines (SGS).

Beck (1969) documents 12 uranium showings located on the Orbit Uranium Project. Two are from underground development, three with high grade potential and seven other occurrences. Five of the occurrences have reported drilling down to a depth of approx. 250 feet. Two inclined shafts were sunk down to a depth of approx. 50 feet. The uranium assay values as reported in the SGS compilation files, on the web site, from all the showings, ranges from 0.1% to 3.43% U308. More specific details are as follows:

(i) A zone was tested by 10 diamond drill holes. An inclined shaft was sunk down to the 50 foot level and was drifted for 147 feet along vein. A mineralized shoot graded 0.42% across 1.75 feet for 50 feet on strike.

(ii) Zone strikes for 300 feet were identified. Nine channel samples across 26 feet for 300 feet length averaged 0.336% uranium.

(iii) Mineralization was traced for 200 feet. Beck reports that high assays were obtained across narrow widths. Trenching and 5 diamond drill holes tested a 75 foot length of the system with assays up to 0.24% uranium.

The Orbit Uranium Project also features several radiometric anomaly trends that have received no previous exploration for uranium.

During 1940-1960's period, four uranium mines were producing uranium within 10 to 20 kilometers of the eastern boundary of the Orbit Uranium Project.

Since the completion of the staking of the Orbit Uranium Project by Belmont and Montoro, there has been a significant increase in exploration activity in the northwest area of the Athabasca Basin with announcements by JNR Resources Inc. ("JNN") completing an airborne electromagnetic and magnetic geophysical survey on their 10,655 ha. Crackingstone project, and similar programs by CanAlaska Uranium Ltd. ("CVV") adjacent to the south boundary of Orbit, and Cameco Corp. ("CCO"), the world's largest uranium producer, holding a block of claims immediately to the west of the Orbit claim block.

The historical results reported in this news release on the Orbit Uranium Project are considered relevant but do not comply with NI 43-101 standards and should not be relied upon as the Company has not yet completed exploration work to verify the data.

CRACKINGSTONE URANIUM PROJECT

Earlier this year, Montoro and Belmont announced the completion of a first phase exploration program on the Crackingstone Uranium Project consisting of 87 km. of line cutting, the establishment of grid lines and the initiation of a geophysical survey along the lines, as well as 4 km. of boundary surveying. The geophysical survey included 87 km of Mag/VLF-EM. This geophysical survey is the first time that a modern geophysical approach has been carried out on the property. Both ground and airborne geophysical surveys have been used extensively in the search for structural features which control uranium mineralization. Interpretation of the survey results is expected shortly.

Historical uranium exploration on the Crackingstone Uranium Project through trenching, surface channelling and grab sampling, with numerous shallow drill holes from a depth of 9 meters to 122 meters resulted in obtaining uranium values from grab samples up to 12.53% U3O8, drill core intersection of up to 15.6% U3O8, (# 7 Adit) and two bulk samples (46 ton and 6.5 ton) assaying 0.5% uranium. A sample (#336915), taken from the # 7 Adit during the 2006 property visit assayed 6.54% Uranium. A NI 43-101 compliant technical report on the Crackingstone Uranium Project is available for viewing on Montoro's website at www.MontoroResources.com or alternatively on SEDAR.

The historical results reported in this news release on the Crackingstone Uranium Project are considered relevant but do not comply with NI 43-101 standards and should not be relied upon as the Company has not yet completed exploration work to verify the data.

This news release was reviewed and approved for technical disclosure by Raymond A. Bernatchez, P.Eng, Consulting Geologist of Atikokan, Ontario, an independent qualified person.

The option agreement is subject to acceptance for filing by the TSX Venture Exchange.

ULTRA URANIUM CORP.

Per: *"Raymond W. Roland"*
Raymond W. Roland
President

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
April 26, 2007
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

ADVANCED STAGE URANIUM ACQUISITION PROGRAM ACQUIRED

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to announce it has agreed to acquire Xyquest Mining Corp.'s uranium property acquisition program for two European nations.

Xyquest has been developing uranium based corporate opportunities in Europe for more than three years identifying existing uranium properties that have been extensively explored and developed. Property areas include former producing mines with reported existing historical uranium. All of the properties have near term uranium production potential.

Ultra and Xyquest will immediately file for exploration and development rights for seven separate property areas.

The seven application areas have been targeted based on historical reports and information that suggest that in excess of 22 million lbs of uranium remain on the properties with potential to host additional uranium resources. Some of the property areas are past uranium producers. There is no assurance any of the applications will result in the granting of rights to explore or mine a property. None of the historical information complies with NI 43-101 standards and should not be relied upon.

"The opportunity to immediately use Xyquest's position to acquire interests in additional advanced stage uranium properties in Europe to compliment its Kalnica-Selec Uranium Property in Slovakia is an excellent corporate opportunity for Ultra Uranium Corp., and confirms its commitment to aggressively add additional uranium interests to its assets" said Ultra's President, Raymond Roland.

Ultra will immediately fund the applications and operations utilizing Xyquest's technical assistance and European based professionals.

If uranium exploration and development rights are granted, Ultra may issue varying amounts of shares up to two million common shares for each of the property areas for a 100% interest. A maximum of five million, six hundred thousand common shares will be issued for the identified properties. Ultra has the right to issue a lesser number of shares for a smaller interest in any particular property. Ultra will make a one time payment of $283,000 to Xyquest Mining Corp. on TSX acceptance for filing of the Agreement. Xyquest retains marketing rights to the uranium on standard industry terms and a graduating royalty based on grade and achieved uranium sale price.

Xyquest is owned by Mr. Anthony Beruschi, LLB., B.Sc. Mr. Beruschi was instrumental in Ultra's acquisition of the Kalnica-Selec Uranium Property in Slovakia where Ultra recently announced historical resources estimates of 5.5 million lbs of U_3O_8 which was calculated using data from only 84 of the 339 drill holes by the State run exploration enterprise and three exploration adits and cross cuts.

The Agreement is subject to acceptance for filing by the TSX Venture Exchange.

This news release was reviewed and approved for technical disclosure by Stephen Kenwood, P.Geo., an independent Qualified Person.

ABOUT ULTRA URANIUM CORP.

Ultra owns a 100% interest in the Kalnica-Selec Uranium Property in Slovakia and is actively pursuing the acquisition of further uranium properties throughout the world.

ULTRA URANIUM CORP.

Per: *"Raymond W. Roland"*
Raymond W. Roland
President

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

82- 1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
May 1, 2007
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

NEWS RELEASE

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) announces that it has entered into an agreement with Frank Houghton to acquire a 100% interest in nine mineral claims adjacent to Ultra's Gwyn Lake Property (the "Extension Claims") subject to a 1% net smelter returns royalty, as well as revise the payments due to Mr. Houghton under the agreement between Mr. Houghton and Ultra dated June 16, 2003, as amended, (the "Gwyn Lake Agreement") pursuant to which Ultra has an option to acquire 100% interest in the Gwyn Lake Property. In consideration of Mr. Houghton granting the option to acquire 100% interest in the Extension Claims and amending the Gwyn Lake Agreement, Ultra has agreed to make cash payments totaling $65,000 by September 1, 2009, issue 80,000 shares in its capital and incur, or cause to be incurred $80,000 of expenditures on the Extension Claims by December 31, 2007. Mr. Houghton retains a 1% net smelter returns royalty on the Extension Claims half of which can be purchased by Ultra at any time for a one time payment of $500,000. The Gwyn Lake Property and the Extension Claims are located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario.

The above transaction is subject to acceptance for filing by the TSX Venture Exchange.

ULTRA URANIUM CORP.

Per: *"Raymond Roland"*
Raymond Roland
President

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

ULTRA URANIUM CORP

Trading Symbol: **ULU**
July 18, 2007
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

ORBIT AND CRACKINGSTONE URANIUM PROJECTS, URANIUM CITY, SASK. ACCEPTED FOR FILING

Ultra Uranium Corp. ("Ultra Uranium") (**TSX.V-ULU**) is pleased to announce the Option Agreement providing Ultra Uranium with the right to acquire a 65% interest in the Orbit Uranium Project located 10 km west of Uranium City, Saskatchewan has been accepted for filing by the TSX Venture Exchange. Upon earning a 65% interest in the Orbit Uranium Project, Ultra will then have the right to acquire a 65% interest in the Crackingstone Uranium Project.

ORBIT URANIUM PROJECT

The Orbit Uranium Project totals 11,000 ha adjacent to the 750 ha Crackingstone Uranium Project currently being developed by the Vendors. The Orbit Uranium Project was staked after completion of a NI 43-101 report on the Crackingstone Uranium Project and was subject to a combined airborne and magnetic survey completed by the Geological Survey of Canada (GSC) and Saskatchewan Energy and Mines (SGS).

Beck (1969) documents 12 uranium showings located on the Orbit Uranium Project. Two are from underground development, three with high grade potential and seven other occurrences. Five of the occurrences have reported drilling down to a depth of approx. 250 feet. Two inclined shafts were sunk down to a depth of approx. 50 feet. The uranium assay values as reported in the SGS compilation files, on the web site, from all the showings, ranges from 0.1% to 3.43% U_30_8. More specific details are as follows:

(i) A zone was tested by 10 diamond drill holes. An inclined shaft was sunk down to the 50 foot level and was drifted for 147 feet along vein. A mineralized shoot graded 0.42% across 1.75 feet for 50 feet on strike.

(ii) Zone strikes for 300 feet were identified. Nine channel samples across 26 feet for 300 feet length averaged 0.336% uranium.

(iii) Mineralization was traced for 200 feet. Beck reports that high assays were obtained across narrow widths. Trenching and 5 diamond drill holes tested a 75 foot length of the system with assays up to 0.24% uranium.

The Orbit Uranium Project also features several radiometric anomaly trends that have not been explored for uranium.

During 1940-1960's period, four uranium mines were producing uranium within 10 to 20 kilometers of the eastern boundary of the Orbit Uranium Project.

The historical results reported in this news release on the Orbit Uranium Project are considered relevant but do not comply with NI 43-101 standards and should not be relied upon as Ultra Uranium has not yet completed exploration work to verify the data.

Ultra Uranium intends to immediately explore all of the radiometric anomalies on the Orbit Uranium Project systematically to determine their cause. A work program consisting of a time-domain magnetic and electromagnetic survey to investigate the mineral potential of the property is currently being arranged and will commence when a contractor is available.

To earn a 65% interest in the Orbit Uranium Project, Ultra Uranium will pay the Vendors total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. Exploration expenditures of a minimum $300,000 are to occur in the first year. Upon Ultra Uranium earning a 65% interest in the Orbit Uranium Property, a joint venture agreement will be formed between Ultra Uranium and the Vendors with the parties contributing to exploration and development in their respective interests. Ultra Uranium will be the operator and has a right of first refusal on the Vendors' remaining 35%. Following receipt of Exchange acceptance for filing, Ultra Uranium has issued 75,000 common shares to the Vendors, International Montoro Resources Inc. (TSX.V-IMT) and Belmont Resources Inc. (TSX.V-BEA) (37,500 shares to each) and made a $50,000 cash payment. The shares are restricted from trading until October 9, 2007.

CRACKINGSTONE URANIUM PROJECT

Upon Ultra Uranium earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Vendors' Crackingstone Uranium Project adjacent to the Orbit Uranium Project. To acquire that interest Ultra Uranium will either incur three times the amount of exploration and development expenditures incurred by the Vendors on the Crackingstone Uranium Project within four years or incur a combination of exploration and development expenses and payments in cash (at Ultra Uranium's option) to the Vendors for an equivalent amount.

Ultra Uranium's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for Ultra Uranium to earn its interest in the Orbit Uranium Project.

Earlier this year a first phase exploration program on the Crackingstone Uranium Project was completed. The program consisted of 87 km of line cutting surveyed with a Gem Magnetometer and VLF-EM instrument. The data has been correlated with known structures and recommends a soil sampling program on the highest priority anomalies, followed by horizontal loop electromagnetic surveys over key areas which will further identify targets for diamond drilling. The magnetic and electromagnetic surveys have identified regional faults and shear zones that co-relates with known uranium showings. The ground VLF-EM conductors were successful in defining the Chance Lake, Boom Lake, Crackingstone and Bushell Bay Faults. Most of the known uranium occurrences are contained within or proximal to these faults.

The potential to identify targets associated with main structural events at depth is considered to be excellent by Belmont and Montoro and viewed as key to its continued development and they are reportedly currently arranging for further exploration, which will include diamond drilling, as soon as a drill contractor is available.

The Crackingstone Uranium Project contains 18 uranium showings which were trenched, sampled and tested by numerous diamond drill holes, drill tested to a depth of 100 meters. Two parallel uranium bearing shear / fracture zones located on the northern portion of the property and along the Chance Lake fault zone were tested with 41 shallow percussion drill holes and 7 diamond drill holes along a 500 meter strike distance. Anomalous uranium mineralization was also reported in many of the trenches. Previous exploration on the property has demonstrated a grab assay of 12.53% $U_3 0_8$, a 46 ton hand sorted bulk sample assaying 0.5% $U_3 0_8$, a 6.5 ton hand sorted bulk sample assaying 0.5% $U_3 0_8$. Four samples taken from a rock pile at Adit #7, during the 2006 property visit from trenches along the strike of the fracture zone along an eastwest strike length of 275 meters assayed from 0.28% to 6.55% Uranium. This east-west fracture is located about 150 meters west of the northeast trending Boom Lake Fault.

A NI 43-101 technical report discussing the Crackingstone Uranium Project can be viewed at www.montororesources.com or www.belmontresources.com or alternatively on SEDAR. For further information refer to Belmont's and Montoro's news releases of May 17, 2007.

This news release was reviewed and approved for technical disclosure by Raymond A. Bernatchez, P.Eng, Consulting Geologist of Atikokan, Ontario, an independent qualified person.

ABOUT ULTRA URANIUM CORP.

Ultra Uranium is a Canadian exploration and development company primarily engaged in the acquisition, exploration and development of uranium properties. Ultra Uranium's principal asset is its 100% ownership of the Kalnica-Selec uranium deposits located in Western Slovakia where extensive historical exploration and development have resulted in near term production potential.

Ultra Uranium also has interests in Gold/Silver exploration assets in Ontario, and recently announced the acquisition of 100% of the Buck Lake platinum, palladium, nickel property located approximately 25 kilometers from the Lac des Isles platinum/palladium mine near Thunder Bay,Ontario.

Ultra Uranium's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

Per: *"Raymond W. Roland"*
Raymond W. Roland
President

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

82-1669

FORM 45-106F1

RECEIVED

2007 AUG 22 A 4: 07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

ULTRA URANIUM CORP.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

May 15, 2007

6. For each security distributed:

(a) Describe the type of security,
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
(c) State the exemption(s) relied on.

80,000 common shares

Exemption Relied On	Number of Securities
Section 2.13 of NI 45-106	80,000 shares

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	1	$0.85 (deemed)	$68,000.00
Total number of Purchasers	1		
Total dollar value of distribution in all jurisdictions (Canadian $)			$68,000.00

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

	Compensation paid or to be paid (cash and/or securities)				
		Securities			
Full name and address of the person being compensated	Cash (Canadian $)	Number and type of securities issued	Price per security	Exemption relied on and date of distribution	Total dollar value of compensation (Canadian $)
N/A					

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: May 22, 2007.

ULTRA URANIUM CORP.
Name of issuer (please print)

Raymond Roland, President – Tel.: (604) 682-7159
Print name, title and telephone number of person signing

Roland
Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report*, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and
b. has authorized the indirect collection of the information by the Ontario Securities Commission.

* Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-8314 or Toll Free at: 1-877-785-1555
Facsimile: (416) 593-8252
Public official contact regarding the indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

82-1664

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

ULTRA URANIUM CORP.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

June 19, 2007

6. For each security distributed:

   (a) Describe the type of security,
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
   (c) State the exemption(s) relied on.

   75,000 common shares

Exemption Relied On	Number of Securities
Section 2.13 of NI 45-106	75,000 shares

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	2	$0.71 (deemed)	$53,250.00
Total number of Purchasers	2		
Total dollar value of distribution in all jurisdictions (Canadian $)			$53,250.00

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

   If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: June 19, 2007.

ULTRA URANIUM CORP.
Name of issuer (please print)

Raymond Roland, President – Tel.: (604) 682-7159
Print name, title and telephone number of person signing

Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report*, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and
b. has authorized the indirect collection of the information by the Ontario Securities Commission.

* Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-8314 or Toll Free at: 1-877-785-1555
Facsimile: (416) 593-8252
Public official contact regarding the indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

82-1669

Incorporation No. BC0225795

BUSINESS CORPORATIONS ACT

ARTICLES

OF

ULTRA URANIUM CORP.

(the "Company")

TABLE OF CONTENTS

Incorporation No. BC0225795

BUSINESS CORPORATIONS ACT

ARTICLES

OF

ULTRA URANIUM CORP.

(the "Company")

PART 1– INTERPRETATION

1.1 Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

"adjourned meeting" means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;

"board" and **"directors"** mean the directors or sole director of the Company for the time being;

"*Business Corporations Act*" means the *Business Corporations Act*, S.B.C. 2002, c.57, and includes its regulations;

"*Interpretation Act*" means the *Interpretation Act*, R.S.B.C. 1996, c. 238;

"trustee", in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2 Business Corporations Act definitions apply

The definitions in the *Business Corporations Act* apply to these Articles.

1.3 Interpretation Act applies

The *Interpretation Act* applies to the interpretation of these Articles as if these Articles were an enactment.

1.4 Conflict in definitions

If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles.

1.5 Conflict between Articles and legislation

If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES

2.1 Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act.*

2.2 Right to share certificate

Each shareholder is entitled, without charge, to one certificate and/or written acknowledgment of ownership representing the share or shares of each class or series of shares held by the shareholder.

2.3 Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4 Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled, and

(b) issue a replacement share certificate.

2.5 Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

2.6 Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

PART 3 – ISSUE OF SHARES

3.1 Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2 Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS

4.1 Recording or registering transfer

A transfer of a share of the Company must not be recorded or registered

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2 Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

4.3 Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a) in the name of the person named as transferee in that instrument of transfer, or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4 Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares .

4.5 Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 – ACQUISITION OF SHARES

5.1 Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares and to the *Business Corporations Act*, the Company may, if it is authorized to do so by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

5.2 Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3 Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the *Business Corporations Act.*

PART 6 – BORROWING POWERS

6.1 Powers of directors

The directors may from time to time on behalf of the Company

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

PART 7 – ALTERATIONS

7.1 Alteration of authorized share structure

Subject to Article 7.2 and the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its issued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure.

7.2 Special rights and restrictions

Subject to the *Business Corporations Act*, the Company may:

(1) by directors' resolution or ordinary resolution, in each case as determined by the directors, create special rights or restrictions for and attach those special rights or restrictions to, the shares of any special class or series of shares, if none of those

shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2) by special resolution of the shareholders of the class of series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

7.3 Change of name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

7.4 Other alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may:

(1) by directors' resolution or ordinary resolution of its directors, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2) if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

PART 8 – GENERAL MEETINGS

8.1 Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

8.2 When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 8.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

8.3 Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

8.4 Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

8.5 Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

8.6 Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

8.7 Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

8.8 Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 9.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 9 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

9.1 Special business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;
(ii) consideration of any financial statements of the Company presented to the meeting;
(iii) consideration of any reports of the directors or auditor;
(iv) the setting or changing of the number of directors;
(v) the election or appointment of directors;
(vi) the appointment of an auditor;
(vii) the setting of the remuneration of an auditor;
(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;
(ix) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

9.2 Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds (2/3) of the votes cast on the resolution.

9.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

9.4 One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

9.5 Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

9.6 Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

9.7 Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

9.8 Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 9.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

9.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

9.10 Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

9.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

9.12 Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

9.13 Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

9.14 Manner of taking a poll

Subject to Article 9.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

  (i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and
  (ii) in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

9.15 Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting,

9.16 Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

9.17 Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

9.18 Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

9.19 Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

9.20 Chair has second vote

In case of an equality of votes, the chair of a meeting of shareholders will, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

9.21 Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

9.22 Meetings by telephone or other communications medium

A meeting of the Company may be held:

(1) at a location outside British Columbia if that location is:

- (a) approved by resolution of the directors before the meeting is held; or
- (b) approved in writing by the Registrar of Companies before the meeting is held; and

(2) entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if approved by directors' resolution prior to the meeting and subject to the *Business Corporations*

Act, provided, however, that nothing in this Section shall oblige the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Section,

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 10 – VOTES OF SHAREHOLDERS

10.1 Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3,

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

10.2 Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

10.3 Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

10.4 Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 10.3, deemed to be joint shareholders.

10.5 Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the
notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 10.5,

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

10.6 When proxy provisions do not apply

If and for so long as the Company is a public company, Articles 10.7 to 10.13 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

10.7 Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

10.8 Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxyholder.

10.9 When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

10.10 Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints .... or, failing that person, ..., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .... day of ...., ...

....
Signature of shareholder

10.11 Provision of proxies

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

10.12 Revocation of proxies

Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

10.13 Revocation of proxies must be signed

An instrument referred to in Article 10.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

10.14 Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

10.15 Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 11 – DIRECTORS

11.1 Number of directors

The number of directors, excluding additional directors appointed under Article 12.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and
(ii) under Article 12.4;

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and
(ii) under Article 12.4.

11.2 Change in number of directors

If the number of directors is set under Articles 11.1(a)(i) or 11.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

11.3 Directors' acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

11.4 Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

11.5 Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

11.6 Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

11.7 Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

11.8 Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 12 – ELECTION AND REMOVAL OF DIRECTORS

12.1 Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 8.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

12.2 Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

12.3 Failure to elect or appoint directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 8.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 8.2, to elect or appoint any directors; then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

12.4 Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

12.5 Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

12.6 Remaining directors' power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the *Business Corporations Act*.

12.7 Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

12.8 Additional directors

Notwithstanding Articles 11.1 and 11.2, between annual general meetings or unanimous resolutions contemplated by Article 8.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 12.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 12.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 12.1(a), but is eligible for re-election or re-appointment.

12.9 Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 12.10 or 12.11.

12.10 Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

12.11 Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 13 – PROCEEDINGS OF DIRECTORS

13.1 Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

13.2 Chair of meetings

Meetings of directors are to be chaired by

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,
(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or
(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

13.3 Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

13.4 Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

13.5 Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director, call a meeting of the board.

13.6 Notice of extraordinary meetings

Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

13.7 When notice not required

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 13.9.

13.8 Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

13.9 Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

13.10 Effect of waiver

After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

13.11 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

13.12 If only one director

If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 14 – COMMITTEES OF DIRECTORS

14.1 Appointment of committees

The directors may, by resolution,

(a) appoint one or more committees consisting of the director or directors that they consider appropriate,

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except

(i) the power to fill vacancies in the board,
(ii) the power to change the membership of, or fill vacancies in, any committee of the board, and
(iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

14.2 Obligations of committee

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors, and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

14.3 Powers of board

The board may, at any time,

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b) terminate the appointment of, or change the membership of, a committee, and

(c) fill vacancies in a committee,

14.4 Committee meetings

Subject to Article 14.2(a),

(a) the members of a directors' committee may meet and adjourn as they think proper,

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c) a majority of the members of a directors' committee constitutes a quorum of the committee, and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 15 – OFFICERS

15.1 Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

15.2 Functions, duties and powers of officers

The board may, for each officer,

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

15.3 Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

16.1 Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.2 No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

16.3 Professional services by director or officer

Subject to compliance with the provisions of the *Business Corporations Act*, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

16.4 Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 17 – INDEMNIFICATION

17.1 Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the *Business Corporations Act.*

17.2 Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

PART 18 – AUDITOR

18.1 Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

18.2 Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the *Business Corporations Act*, and is effective for one financial year only.

PART 19 – DIVIDENDS

19.1 Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

19.2 No notice required

The directors need not give notice to any shareholder of any declaration under Article 19.1.

19.3 Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

19.4 Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

19.5 Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

19.6 Dividend bears no interest

No dividend bears interest against the Company.

19.7 Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

19.8 Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

19.9 Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 20 – ACCOUNTING RECORDS

20.1 Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the *Business Corporations Act*.

PART 21 – EXECUTION OF INSTRUMENTS UNDER SEAL

21.1 Who may attest seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a) any 2 directors,

(b) any officer, together with any director,

(c) if the Company has only one director, that director, or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

21.2 Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.

PART 22 – NOTICES

22.1 Method of giving notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

22.2 Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

22.3 Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.

22.4 Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

22.5 Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

82-1664

TSX venture EXCHANGE

April 30, 2007

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony Beruschi

Dear Sir\Madame:

Re: Ultra Uranium Corp. (the "Company") - Submission #123654
Alteration in Capital. Tier 2 Company.

TSX Venture Exchange has accepted for filing an increase to the Company's authorized share capital from 100,000,000 common shares without par value to unlimited common shares without par value. A special resolution with respect to the alteration in the Company's capital was approved by shareholders at the Annual and Special General Meeting held on July 15, 2005.

This fax will be the only copy you receive. Should you have any questions, please call me at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Listed Issuer Services

SJ\dr

cc: Ultra Uranium Corp., Via Fax: (604) 669-5886

File: ::ODMA\PCDOCS\DOCP\1851758\1

82-1669

TSX venture EXCHANGE

May 9, 2007

Via Fax: (604) 669-5886

Ultra Uranium Corp.
Suite 501 - 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Raymond Roland

Dear Sirs\Mesdames:

Re: ULTRA URANIUM CORP. ("ULU")
Property-Asset or Share Purchase Agreement – Submission #124605

This is to confirm that TSX Venture Exchange has accepted for expedited filing documentation of an Option Agreement dated April 20, 2007 between the Issuer and Frank Houghton (the "Optionor") whereby the Issuer has been granted an option to acquire a 100% interest in 9 mineral claims located in the Thunder Bay Mining Division in the Province of Ontario adjacent to the Issuer's Gwyn Lake Property (referred to as the 'Extension Claims'). In addition, the Optionor has agreed to amend the payments due under the arrangement dated June 16, 2003 (the 'Gwyn Lake Agreement') pursuant to which the Issuer can acquire a 100% interest in the Gwyn Lake Property.

To earn a 100% interest in the Extension Claims and to amend the payment due under the Gwyn Lake Agreement the Issuer is required to: (i) make cash payments totaling $65,000 by September 1, 2009, (ii) issue 80,000 common shares of the Issuer, and (iii) incur $80,000 in exploration expenditures on the Extension Claims by December 31, 2007.

The Optionor will retain a 1% net smelter return royalty on the Extension Claims which may be purchased by the Issuer at any time for a one time payment of $500,000.

For more information please refer to the Exchange Bulletin dated July 3, 2003 and the Company's news release dated May 1, 2007.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Listed Issuer Services

SJ\dr

File: ::ODMA\PCDOCS\DOCP\1857566\1

TSX venture EXCHANGE TSX

June 5, 2007

Via Fax: (604) 669-5886

Ultra Uranium Corp.
Suite 501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Gwen Wegner

Dear Sirs\Mesdames:

Re: ULTRA URANIUM CORP. ("ULU")
Property-Asset or Share Purchase Agreement – Submission #124478

This is to confirm that TSX Venture Exchange has accepted for filing documentation of a Letter Agreement dated April 16, 2007 between the Issuer and International Montoro Resources Inc. and Belmont Resources Inc. (the "Optionors") whereby the Issuer has been granted an option to acquire a 65% interest in 3 contiguous uranium claims located in the Northern Mining District in the Province of Saskatchewan (known as the Orbit Lake Group) and an option to acquire a 65% interest in 2 additional contiguous uranium claims located in the Northern Mining District in the Province of Saskatchewan (known as the Crackingstone Property).

In order to earn a 65% interest in the Orbit Lake Group claims, the Issuer is to pay the Optionors $150,000 cash payable over a two year period; issue 175,000 common shares payable over a two year period and incur exploration expenditures of $2,000,000 over a three year period with a minimum amount of $300,000 by December 31, 2007.

Upon earning a 65% interest in the Orbit Lake Group, a joint venture agreement will be formalized. The Issuer will have the right to earn a 65% interest in the Crackingstone Property if the Issuer incurs three times the amount of exploration expenditures already incurred by the Optionors on the Crackingstone Property within four years of receipt of giving the Optionors notice in writing of its intention to attain its interest. The Issuer's right to earn into the Crackingstone Property is exercisable for a period of one year after the latest date for the Issuer to earn its interest in the Orbit Lake Group.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Listed Issuer Services

SJ\dr
File: ::ODMA\PCDOCS\DOCP\1873070\1

82-1669

ULTRA URANIUM CORP.

(FORMERLY BUCK LAKE VENTURES LTD.)

ANNUAL GENERAL MEETING

MAY 31, 2007

ULTRA URANIUM CORP

May, 2007

LETTER TO SHAREHOLDERS

AN EXCITING TIME FOR URANIUM

With global warming, high energy costs and the need for energy security focusing investor's attention on the importance of nuclear energy, we at Ultra Uranium strongly believe in our aggressive strategy to acquire uranium properties with near term production potential.

KALNICA-SELEC URANIUM PROJECT, SLOVAKIA

There are a number of outstanding acquisition targets in the world with significant prior exploration and development from the 1960's to 1990. Aggressively acquiring these gives us a leg up on pure exploration plays. Many such targets exist in eastern Europe where Russian driven exploration developed many valuable properties that were subsequently abandoned.

Our first Uranium acquisition, Kalnica-Selec in Western Slovakia, had extensive exploration and development on it during the 1970's and into the early 1980's. It features 80,000 metres of successful vertical and horizontal historical drilling with 339 vertical drill holes from surface – 171 shallow holes drilled to a maximum of 100 meters and 168 diamond drill holes drilled to a maximum depth of 680 meters. Three adits with numerous cross cuts totalling more than 2,900 meters were also driven into the Kalnica and Selec mineralized zones. Test mining was done from these underground workings. In 1984 the project was abandoned because of low uranium prices. It was subsequently acquired by Ultra in 2005. Uranium prices have gone from a low near $7.00 per pound to the current level of $113.00 per pound.

Historical Resources

Resource calculations done in 1984 incorporating only a portion of the prior successful exploration at Kalnica-Selec gave a historical resource estimate of approximately 5.5 million pounds of U_3O_8 at an average grade of 0.063% U_3O_8 as referred to in Ultra's 43-101 report dated February, 2007. Please refer to the report online for further information and qualifications. This historical resource is not 43-101 compliant but provides a good indication of potential. With confirmation drilling Ultra's geologists would be able to make 43-101 compliant resource estimates that would add the existing calculated areas with the drilled areas that were not calculated in the historical numbers. We are getting permission for that drilling now.

We believe Kalnica-Selec has tremendous potential. Each of our three existing identified mineralized zones have upside for more pounds of uranium. The extensive prior work enhances the possibility of physical mining in the near term, something very important in today's uranium market. We have applied for additional ground south of our property where we are already aware of three positive drill holes and significant additional drill targets from historical data we have obtained.

Geology suggests the uranium is structurally controlled and the historic drilling did not test important targets near the three mineralized areas on our existing property. These targets and existing information that has not been included in the historical resource calculation give us good reason to be optimistic about Kalnica-Selec's future resource estimates. So does the rising price of uranium.

Slovakia is an excellent country to work in and we believe that investors and end users of uranium will see our Kalnica-Selec project as a potential near term producer supplying uranium to help with forecast uranium shortages.

CANADIAN URANIUM EXPLORATION

Canada is one of the most important uranium producers in the world. Our recently announced acquisition with International Montoro Resources Inc. and Belmont Resources Inc. gives us the right to acquire a 65% interest in the Orbit Uranium Project located 10 kilometers west of Uranium City in the heart of the uranium belt in Saskatchewan. This agreement has many benefits and also gives Ultra the right to acquire a 65% interest in the adjacent Crackingstone Uranium Project. We like these two uranium exploration projects because even though they are not at the same development stage as our European interests they are located in an area well know for uranium exploration with both exploration projects showing excellent potential. Four past producing uranium mines are located within 12 kilometres of these properties.

NUCLEAR ENERGY AND THE WORLD

Two topics dominating the energy debate are global warming and energy security. As World demand for energy steadily increases, feeding our appetite for energy while reducing the threat of global warming becomes critical.

Nuclear energy is a safe, reliable and cost effective alternative to non renewable energy sources. Nuclear energy is a cornerstone of the battle against global warming. These are just some of the reasons why environmental groups, policy makers, and the general public are becoming strong supporters of nuclear energy and its benefits.

China intends to build dozens of nuclear power plants over the next decade. France is the leading country in nuclear energy consumption. Slovakia, the home of our Kalnica-Selec project, has shown leadership and foresight in using nuclear energy as the source of more than 50% of its total energy production.

Nuclear energy is the future. It's just starting. Our focus on acquisition and development of uranium projects with near term potential has already scored successes in Kalnica-Selec and our recent Xyquest European project. Our search for advanced stage projects is continuous and global in scope.

THE XYQUEST EUROPEAN URANIUM ACQUISITION PROJECT

On April 26, 2007, Ultra announced it was acquiring Xyquest's ongoing uranium acquisition program in two European countries. That acquisition allows Ultra to immediately take advantage of existing research, contacts and people to take the necessary steps to acquire exploration and development rights for at least seven uranium property areas. These areas have been targeted because they contain historical works or development that qualify them for us as advanced stage Uranium projects. Based on historical data, these projects may contain in excess of 22 million pounds of Uranium with the potential to host significant additional uranium resources. Some of these areas are past producers and all have great potential. Ultra will be announcing in the coming months if it has been successful in any of these proposed acquisitions.

BUCK LAKE PROPERTY– PLATINUM, PALLADIUM AND NICKEL, ONARIO, CANADA

Long-time shareholders know our Buck Lake platinum/palladium/nickel project and its potential well. Located near the Lac Des Isle platinum/palladium mine in Ontario, this project has been recognized for its ability to build shareholder value through discovery of a major Platinum, Palladium, Nickel deposit. Surface samples returned 31.6 g/t palladium, 9.96% nickel, 2.82 g/t platinum and 1.53% copper.

Our prior drill program missed the source of this mineralization, possibly because it was too shallow. We recently made the final payment on the acquisition of Buck Lake and now own a 100% interest. Look to see us find the source of the surface mineralization with more drilling soon at Buck Lake.

GWYN LAKE – GOLD PROPERTIES, ONTARIO, CANADA

Ultra has recently added to its existing property holdings in the Beardmore-Geraldton gold belt of Ontario and now holds the rights to 57 claim units. The property features high-grade gold occurrences and Ultra intends to conduct a work program on the property this summer.

ULTRA – MAKING A DIFFERENCE

With over $4,000,000 in cash and dedicated to acquiring advanced stage uranium properties, Ultra is poised to make a difference in the quest for clean, safe nuclear energy. We expect 2007 to be a rewarding one for the Company and its shareholders.

All factors point to uranium prices being strong in the future. As uranium grows so will we. Our Buck Lake and Gwyn Lake projects also have significant potential to add to shareholder value.

We are working to make a difference in the world by delivering on uranium's promise. Thank you for your continued support.

Sincerely,

ULTRA URANIUM CORP.

PER: *"Raymond W. Roland"*

RAYMOND W. ROLAND
President & CEO

ULTRA URANIUM CORP.
(formerly BUCK LAKE VENTURES LTD.)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **ULTRA URANIUM CORP.** (hereinafter called the "Company") will be held at the offices of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia on May 31, 2007 at the hour of eleven o'clock in the forenoon for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended December 31, 2006 and the report of the auditor thereon;

(b) To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To determine the number of Directors at four;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 26th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"
RAYMOND ROLAND, President

ULTRA URANIUM CORP.

(formerly Buck Lake Ventures Ltd.)
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Canada
Telephone: (604) 682-7159

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 26, 2007 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2007.

This Information Circular is furnished in connection with the solicitation of proxies by management of ULTRA URANIUM CORP. (formerly Buck Lake Ventures Ltd.) (the "Company") for use at the Annual General Meeting of shareholders to be held on May 31, 2007 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 501 - 905 west Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 26, 2007 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 21,385,379 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	10,627,357	49.69%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual and Special General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at four. Management is proposing to increase the size of the Board to four directors. If this resolution is passed four directors will be elected at the Annual General Meeting.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Raymond Roland BC, Canada *President, Chief Executive Officer, Chief Financial Officer and a Director*	Financial Consultant; President, Roland Financial Services Ltd.; President, Ultra Uranium Corp.; President, International Alliance Resources Inc.; President, Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada Also a director of Ballad Gold & Silver Ltd., Global Hunter Corp., International Alliance Resources Inc., Maximum Ventures Inc., and Pacific Topaz Resources Ltd.	June 27, 2000 to date	853,191
Douglas B. Brooks BC, Canada *Director*	Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Gold International Corp. since 1998; Also a director of Ballad Gold & Silver Ltd., Boss Gold International Corp., Maximum Ventures Inc., Pierre EnTerprises Ltd. and Whistler Gold Corp.	June 27, 2000 to date	364,359
Kirk Shaw BC, Canada *Director*	Television and film producer	January 18, 1999 to date	122,564
Stephen Kenwood BC, Canada *Nominee*	Professional Geologist Also a director of Becker Gold Mines Ltd., Global Hunter Corp., Majestic Gold Corp. and Whistler Gold Corp.	Nominee	600,000

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, Kirk Shaw and Douglas Brooks are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

  (i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Raymond Roland who was a director of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 13, 2001. Douglas B. Brooks was a director of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (BCSC) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("ASC")) for failure to file financial statements which last two orders were rescinded on January 6, 2006. Douglas B. Brooks was also a director of Pierre EnTerprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Information Circular;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at December 31, 2006, the Chief Financial Officer as at December 31, 2006 and each of the Company's other three most highly compensated officers as at December 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Year (b)	Annual Compensation			Long-Term Compensation			All Other Compensation ($) (i)
					Awards		Payouts	
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	
Raymond Roland President, CEO and CFO	2006	Nil	Nil	$36,000[1]	462,066	Nil	Nil	Nil
	2005	Nil	Nil	$36,000[1]	Nil	Nil	Nil	Nil
	2004	Nil	Nil	$36,000[1]	651,831	Nil	Nil	Nil

Note[1] For financial consulting services provided by Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Mr. Roland.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Raymond Roland	180,000 282,066	38.9%	$0.40 $0.40	$0.50 $0.50	June 2, 2008 October 30, 2008

On January 10, 2007, subsequent to the financial year ended December 31, 2006, the Company granted incentive stock options to the Named Executive Officer to purchase 86,930 common shares exercisable until January 10, 2009 at an exercise price of $1.20 per share. The market price at the time of the grant was $1.50 per share. Any shares received on exercise of these options will be subject to a hold period and restricted from trading until May 10, 2007.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Raymond Roland	Nil	N/A	462,066 Exercisable	$535,997 Exercisable

Subsequent to the financial year ended December 31, 2006, 180,000 incentive stock options were exercised by the Named Executive Officer at a price of $0.40 per share. The market price at the time of the exercise was $1.87 per share.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2006 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2006 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The following Options and SARs were granted to non-executive directors during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive directors as a group	196,300 30,000	19.0%	$0.40 $0.40	$0.50 $0.50	June 2, 2008 October 30, 2008

On January 10, 2007, subsequent to the financial year ended December 31, 2006, the Company granted incentive stock options to non-executive directors to purchase 40,000 common shares exercisable until January 10, 2009 at an exercise price of $1.20 per share. The market price at the time of the grant was $1.50 per share. Any shares received on exercise of these options will be subject to a hold period and restricted from trading until May 10, 2007.

The following options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	Nil	N/A	226,300 Exercisable	$262,508 Exercisable

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,208,366	$0.40	21,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,208,366	$0.40	21,000

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2006 or the current financial year.

MANAGEMENT CONTRACTS

Since September 1, 2005, the Company is a party to a Management Contract with XyQuest Mining Corp. ("XyQuest") of 501 - 905 West Pender Street, Vancouver, BC, whereby XyQuest is engaged to perform management services at a fee of $2,500 per month. During the financial year ended December 31, 2006, $30,000 was paid or accrued to XyQuest pursuant to the terms of this agreement. XyQuest is a British Columbia non-reporting company formerly owned by Raymond Roland of BC. On March 15, 2006 A.J. Beruschi of BC became the owner of XyQuest.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of three directors of whom Douglas B. Brooks and Kirk Shaw are independent. Raymond Roland is not independent as he is the President and CEO of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are Douglas B. Brooks and Kirk Shaw. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial

statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Raymond Roland	Not independent*	Financially literate*
Douglas B. Brooks	Independent*	Financially literate*
Kirk Shaw	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2006	$15,899	-	-	-
2005	$20,000	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. Amisano Hanson were first appointed auditors of the Company on April 1, 1994.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since January 1, 2006

Private Placements

Pursuant to private placement agreements dated May 8, 2006, current and proposed directors of the Company directly or indirectly purchased a total of 220,000 units of the Company's securities at $0.25 per unit as follows:

Name Placee	Number of Units
0739684 B.C. Ltd.[1]	120,000
Douglas B. Brooks	80,000
Kirk Shaw	20,000
Whistler Mineral Corp.[2]	600,000

[1] Private British Columbia company wholly-owned by Raymond Roland, President and a director of the Company.
[2] Private British Columbia company wholly-owned by Stephen Kenwood, a proposed director of the Company.

Each unit consists of one common share and one transferable share purchase warrant entitling the placee to purchase one additional common share of the Company for $0.335 for two years. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The units issued to Mr. Brooks were restricted from trading until October 9, 2006. The units issued to 0739684 B.C. Ltd., Mr. Shaw and Whistler Mineral Corp. are restricted from trading until May 3, 2007.

Pursuant to a private placement agreement dated May 18, 2006, XyQuest Entertainment Corp. ("XyQuest"), a private British Columbia company wholly-owned by Raymond Roland, President and a director of the Company, purchased 400,000 units of the Company's securities at $0.25 per unit. Each unit consists of one common share and one transferable share purchase warrant entitling the placee to purchase one additional common share of the Company for $0.325 for two years. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The units issued to XyQuest are restricted from trading until May 3, 2007.

Other informed party transactions

During the fiscal year ended December 31, 2006, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. $36,000 in financial consulting fees was paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, President and a director of the Company;

2. $873 in office expenses incurred on behalf of the Company was reimbursed or accrued to Raymond Roland, President and a director of the Company; and

3. $947 in promotion and travel expenses incurred on behalf of the Company was reimbursed or accrued to Raymond Roland, President and a director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2007 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2007 Plan.

The 2007 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2007 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2007 Plan. The 2007 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2007 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2007 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2007 Plan. A summary of some of the additional provisions of the 2007 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day

less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2007 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2007 Plan is in the Company's best interests and recommend that the shareholders approve the 2007 Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December 31, 2006. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 26th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

ULTRA URANIUM CORP.

"Raymond Roland"

RAYMOND ROLAND
Chief Executive Officer and Chief Financial Officer

END